As filed with the Securities & Exchange Commission on September 17, 1998
                                               Registration No. ________________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
               (Exact name of issuer as specified in its charter)

                   Minnesota                             41-0945858
          (State or other jurisdiction      (I.R.S. Employer Identification No.)
       of incorporation or organization)

                          300 INDUSTRIAL BOULEVARD N.E.
                          MINNEAPOLIS, MINNESOTA 55413
                                 (612) 331-8500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                            -------------------------

                            Frederick A. Huggins, Jr.
                 The Barbers, Hairstyling for Men & Women, Inc.
                          300 Industrial Boulevard N.E.
                          Minneapolis, Minnesota 55413
                                 (612) 331-8500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   Copies to:
           Joseph T. Kinning, Esq.                Jonathan B. Abram, Esq.
          Scott A. Hendrickson, Esq.             Claudia I. Saavedra, Esq.
  Gray, Plant, Mooty, Mooty & Bennett, P.A.         Dorsey & Whitney LLP
            33 South Sixth Street                  220 South Sixth Street
               3400 City Center                    Pillsbury Center South
         Minneapolis, Minnesota 55402           Minneapolis, Minnesota 55402
                (612) 343-2800                         (612) 340-2600

                            -------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. |_| ____________________________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. |_| ______________________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         CALCULATION OF REGISTRATION FEE


 Title of securities       Amount to be        Proposed maximum    Proposed maximum aggregate       Amount of
  to be registered          registered        offering price (2)       offering price (2)       registration fee
----------------------------------------------------------------------------------------------------------------
Common Stock, $.10
par value              1,150,000 shares (1)          $7.75                 $8,912,500               $2,629.19


--------------------------
(1) Includes 150,000 shares to be sold if the Underwriter's overallotment option is exercised in full. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C under the Securities Act as of the close of the market on September 15, 1998.

                         -------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1998

PROSPECTUS

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                          1,000,000 Shares Common Stock

         All of the 1,000,000 shares of Common Stock (the "Shares") offered hereby (the "Offering") are being sold by the Selling Shareholders. See "Selling Shareholders" and "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BBHF". On September 15, 1998, the last reported sale price of the Company's common stock, as reported on the Nasdaq National Market, was $7.75 per share. See "Price Range of Common Stock."

                                 ---------------

            SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
                                           Underwriting Discounts and          Proceeds to the
                      Price to Public           Commissions (1)            Selling Shareholders (2)
-------------------- ------------------- ------------------------------- --------------------------
Per Share                $ ________               $ __________                  $ ___________
-------------------- ------------------- ------------------------------- --------------------------
Total (3)                $ ________               $ __________                  $ ___________


(1) Excludes compensation payable to Dougherty Summit Securities LLC (the "Underwriter") in the form of a nonaccountable expense allowance in an amount equal to 1% of the gross proceeds of the Offering. The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $___________ and by the Selling Shareholders estimated at $____________ (including the nonaccountable expense allowance described in Note (1) above).
(3) The Selling Shareholders have granted the Underwriter an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 150,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, solely for the purpose of covering overallotments, if any. If the Underwriter exercises such option in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Shareholders will be $_________, $_________, and $_________, respectively. See "Underwriting."

                         -----------------------------

         The Shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriter named herein. It is expected that delivery of the Shares offered hereby will be on or about ________, 1998 at the offices of Dougherty Summit Securities LLC, Minneapolis, Minnesota against payment therefor in immediately available funds.

                         DOUGHERTY SUMMIT SECURITIES LLC

                The date of this Prospectus is ___________, 1998.

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330 (1-800-732-0330). Copies of such material can also be obtained through the Web site maintained by the Commission located at http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus omits certain information included in such Registration Statement as permitted by the rules and regulations of the Commission. For further information about the Company and its securities, reference is made to such Registration Statement and to the exhibits filed as part thereof or otherwise incorporated therein. Each summary in this Prospectus of information included in the Registration Statement or any exhibit thereto is qualified in its entirety by this reference to such information or exhibit.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-24466), are incorporated by reference in this Prospectus:

                  (a) The Company's Annual Report on Form 10-KSB for the year ended September 25, 1997.

                  (b) The Company's Quarterly Reports on Form 10-QSB for the quarters ended December 25, 1997, March 26, 1998 and June 25, 1998.

                  (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10-SB filed with the Commission under the Exchange Act (Commission File No. 0-24466).

                  (d) The Company's Current Report on Form 8-K filed on December 15, 1997.

         All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Requests may be directed to J. Brent Hanson, Chief Financial Officer, The Barbers, Hairstyling for Men & Women, Inc., 300 Industrial Boulevard N.E., Minneapolis, Minnesota 55413. The Company's phone number is (612) 331-8500.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements under the captions "Prospectus Summary," " Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements may be identified by the use of the terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should," or "continue" or the negatives thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: (1) Increased competition from other hair salon chains in the consumer marketplace could negatively affect sales volume at both franchised and Company-owned salons, reducing revenue from franchises and from Company-owned salons. (2) Increased competition for sites for new salons from hair care salons and other retail concepts could increase occupancy costs and other operating expenses. (3) The Company's growth plans could be adversely affected by changes in its relationship with Wal-Mart, including changes in Wal-Mart's marketing or business plans. (4) An inability to find qualified franchisees for new locations or the inability of franchisees to finance the construction of new salons could limit the Company's ability to grow. (5) Although the Company presently has no reason to believe it will occur, major beauty product vendors could cancel their distribution agreements with the Company thereby causing reductions in the sale of beauty products and the loss of those corresponding margins. (6) Litigation to protect trademarks or enforce franchise agreements is extremely expensive, even if the Company is victorious, and may have a material adverse effect on the Company's results of operations in any particular period. See "Risk Factors."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVERALLOTMENT OPTION. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" FOR FACTORS RELATING TO SUCH STATEMENTS.

THE COMPANY

         The Company develops, franchises, services and operates a system of hair care salons, which provide hair care services and products for men, women and children. The Company primarily franchises its salon concepts to third parties. As of June 25, 1998, the Company's franchise system had 940 salons located in 45 states and three foreign countries. As of June 25, 1998, the Company also owned and operated 27 salons in the United States.

         The Company markets three salon concepts, which cover a broad spectrum of the hair care market. Cost Cutters salons provide value-priced hair care services to price sensitive customers. Cost Cutters is the Company's primary salon concept with 812 franchised and Company-owned salons and approximately $128.7 million of salon retail sales for the nine months ended June 25, 1998. City Looks salons target customers seeking superior, high-fashion hair care services, as well as personal grooming and spa services, such as facials, manicures, massages and tanning. As of June 25, 1998, there were 74 franchised and Company-owned City Looks salons in operation, which generated approximately $16.9 million of salon retail sales for the nine months ended June 25, 1998. The Company's We Care Hair salons, which provide hair care, tanning, nail care and waxing services primarily to younger adults, is positioned between the other two salon concepts. As of June 25, 1998, there were 81 franchised We Care Hair salons, which had approximately $9.7 million of salon retail sales for the nine months ended June 25, 1998.

         The Company's franchising program is designed to develop successful hair salons that can generate long-term revenue growth. To achieve this objective, the Company selectively grants franchises to prospective franchisees with sufficient financial resources. The Company believes that it is this selectivity that results in less than 4% of new salons in the Company's system failing in the first five years of operation. Expansion of the franchise system has occurred primarily through awards of franchises to existing franchisees as well as selective sales to new franchisees. The Company also enters into long-term, multiple salon development arrangements with franchisees for specific territories. Franchisees opened 69 new salons during fiscal 1997 and 58 new salons during the nine months ended June 25, 1998. Under its franchise agreements, the Company receives initial franchise fees for new salons and franchise royalties based on a percentage of salon sales. The Company provides operational training, advertising and marketing services and financial analysis services to its franchisees. Franchise royalties and fees represented 36.8% of revenues for fiscal 1997 and 35.3% of revenues for the nine months ended June 25, 1998.

         The Company distributes professional hair care and beauty products, salon equipment and consumer hair care and beauty products to its franchisees. Hair care and beauty products, such as shampoos, conditioners and finishing products, include private label and national brands that are manufactured by third parties. The Company offers promotional programs to franchisees, such as additional training services, special merchandising kits and product rebates based on sales volume, to encourage product sales to franchisees and to compete with third party distributors. Sales of hair care and beauty products and equipment represented 40.2% of revenues for fiscal 1997 and 39.6% of revenues for the nine months ended June 25, 1998.

         In addition to its primary franchise strategy, the Company is developing salons under an arrangement with Wal-Mart to place Cost Cutters salons inside new Wal-Mart Supercenters. The Company is currently one of two hair care vendors locating its salons within Supercenters. In this arrangement, the Company is granted rights to new salon locations as Wal-Mart develops new sites. The Company leases the salon space from Wal-Mart and either develops the salon directly or arranges for a franchisee to own and operate the salon. As of June 25, 1998, there were 143 Cost Cutters salons in Wal-Mart Supercenters, 20 of which are Company-owned salons and 123 of which are franchised salons. After development of a Company-owned Wal-Mart salon, the Company may seek to sell the salon to a franchisee. The Company is also developing Cost Cutters salons for outlet malls. These salons have an increased emphasis on sales of hair care and beauty products as well as hair care services. The Company has opened 14 salons in outlet malls.

         The Company's executive offices are located at 300 Industrial Boulevard, N.E., Minneapolis, Minnesota 55413. The Company's phone number is
(612) 331-8500.

--------------------------------------------------------------------------------
SELLING SHAREHOLDERS

         The Shares are being sold by Florence F. Francis, Chairman of the Board of Directors, and Frederick A. Huggins, Jr., Chief Executive Officer (each a "Selling Shareholder" and together the "Selling Shareholders"). Prior to the Offering, Ms. Francis and Mr. Huggins beneficially own approximately 62.7% of the Company's outstanding Common Stock. After the consummation of the Offering, Ms. Francis and Mr. Huggins will beneficially own approximately 39.4% of the Company's outstanding Common Stock (assuming no exercise of the Overallotment Option).

         As the widow of the Company's founder, Joe Francis, Sr., Ms. Francis has been involved in the Company's operations since its inception. Most of the Common Stock beneficially owned by Ms. Francis has been beneficially owned by her since the founding of the Company. Mr. Huggins has been the Company's Chief Executive Officer since April 1990 and his current employment agreement with the Company expires on September 30, 2000. Pursuant to the terms of this initial employment agreement with the Company, in April 1990 the Company granted to Mr. Huggins warrants to purchase 112,500 shares of common stock at a per share exercise price of $1.05 (adjusted to reflect stock splits occurring since that time). As of September 15, 1998, these warrants are fully exercisable. In addition, pursuant to the terms of his amended employment agreement with the Company, in October 1994 the Company granted Mr. Huggins additional warrants to purchase 112,500 shares of common stock at a per share exercise price of $1.78 (adjusted to reflect stock splits occurring since that time). As of September 15, 1998, 90,000 of these warrants are exercisable. The remaining 22,500 warrants become exercisable on October 1, 1998.

         Prior to the Offering, Ms. Francis and Mr. Huggins could only sell the securities owned by them pursuant to the requirements of Rule 144 promulgated under the Securities Act. Rule 144 places significant limitations on the ability of an "affiliate" of the Company, including Ms. Francis and Mr. Huggins, to sell his or her shares. Neither Ms. Francis nor Mr. Huggins have any contractual rights to require the Company to register any of the Common Stock owned by them. Ms. Francis and Mr. Huggins have requested, however, that the Company register a portion of the Common Stock beneficially owned by them to facilitate diversification of their personal investment portfolios and to achieve estate planning goals for each of them.

         The Company is undertaking the registration of the Shares to increase the public float of the Common Stock held by non-affiliated shareholders and to improve the liquidity of the public trading market for the Common Stock through an increase in the number of shareholders and the initiation of analyst coverage of the Company by the Underwriter. See "Limited Historical Trading; Potential Volatility of Stock Price."

THE OFFERING

Common Stock offered by
the Selling Shareholders.....  1,000,000 shares (1)

Common Stock Outstanding.....  3,957,802 shares (2)

Use of Proceeds..............  The Company will not receive any proceeds from the sale of the Shares offered hereby. See "Use of Proceeds."

Nasdaq National Market
Symbol.......................  BBHF

(1) Does not include 150,000 shares to be sold if the Underwriter's overallotment option is exercised in full. See "Underwriting."
(2) Does not include 285,250 shares of Common Stock issuable upon exercise of stock options and 292,500 shares of Common Stock issuable upon exercise of warrants outstanding as of September 24, 1998. In connection with the Offering (assuming no exercise of the Overallotment Option), Mr. Huggins will exercise warrants for the purchase of 75,000 shares of Common Stock.

SUMMARY FINANCIAL DATA

                                                       YEARS ENDED                                        NINE MONTHS ENDED
                       -----------------------------------------------------------------------------    ----------------------
                         SEPTEMBER 30,  SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,       JUNE 26,   JUNE 25,
                                  1993           1994            1995           1996           1997           1997       1998
                       ---------------- -------------- --------------- -------------- --------------    ----------- ----------
[IN THOUSANDS, EXCEPT
PER SHARE DATA]
CONSOLIDATED STATEMENTS
OF OPERATIONS DATA:
Total revenues                $ 11,262       $ 12,465        $ 14,916       $ 18,566     $   22,122        $16,025    $19,383
Operating income                   688            933           1,346          1,672          2,393          1,529      1,951
Net income                      $  438         $  612          $  840         $1,057         $1,406           $890     $1,194
Diluted earnings per
  share (1)                   $   0.11       $   0.16        $   0.21       $   0.26     $     0.33         $ 0.21     $ 0.28
Number of shares used in
  calculation of diluted
  earnings per share (1)         3,774          3,851           3,965          4,113          4,210          4,217      4,337

                                                            AS OF                                               AS OF
                       -----------------------------------------------------------------------------    ----------------------
                         SEPTEMBER 30,  SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,       JUNE 26,   JUNE 25,
                                  1993           1994            1995           1996           1997           1997       1998
                       ---------------- -------------- --------------- -------------- --------------    ----------- ----------
[IN THOUSANDS]
CONSOLIDATED BALANCE
SHEET DATA:
Cash and cash equivalents       $1,036         $1,674          $2,121         $1,317         $2,790         $2,070     $2,904
Working capital                  1,097          1,764           2,238          2,963          5,027          4,174      5,829
Total assets                     6,137          6,901           7,582          8,248         12,909         12,050     14,002
Long-term debt and capital
  lease obligations                652            634             143             56          2,112          2,197      1,849
Total shareholders' equity       2,777          3,394           4,287          5,446          6,937          6,368      8,199


(1)  Adjusted to reflect (i) 3-for-2 stock split effective October 31, 1996 and
     (ii) 3-for-2 stock split effective April 17, 1998.

--------------------------------------------------------------------------------

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS WHEN EVALUATING AN INVESTMENT IN THE SHARES OFFERED BY THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" FOR FACTORS RELATING TO SUCH STATEMENTS.

         COMPETITION. The haircare industry, in which the Company operates, is highly competitive, with limited barriers to entry. In every locality in which the Company operates, there are competitors offering similar services and products. These competitors include single salon operators and national chains such as Regis and Great Clips. In many cases, the Company faces one or more competitors within malls in which it operates, including companies operating salons as departments within department stores, salon chains, independently owned salons, and salons operating under franchises from other franchising companies. Any increased competition from these competitors could negatively impact sales volume at both franchised and Company-owned salons. In turn, this would reduce royalty revenue from franchised locations and reduce Company-owned salons' revenue and profits.

         COMPETITION FOR SITES. The Company's ability to grow depends upon its ability to obtain attractive retail sites for new Company-owned salons and the ability of its franchisees to obtain attractive retail sites for new franchised salons. A salon's success depends significantly on the quality of the site selected for a new salon. The Company and its franchisees face intense competition for retail sites from other companies operating in the haircare industry, including Regis and Great Clips, and from retailers operating in other industries. Competition for retail sites could result in higher rents and other occupancy costs for new salons and a failure of the Company or its franchisees to obtain adequate retail sites could have a material adverse effect on the business, results of operation and financial condition of the Company.

         WAL-MART GROWTH. The Company's growth plans anticipate opening a substantial number of new Cost Cutters salons within Wal-Mart Supercenters. The Company has not entered into any written agreements with respect to new salon openings in Wal-Mart Supercenters. Typically, Wal-Mart will specify the locations available for new salons. In order to maintain its relationship with Wal-Mart, the Company's policy has been to open salons in the locations specified by Wal-mart. If no franchisee is available or willing to open a salon in the location specified by Wal-Mart, the Company's policy has been to open a Company-owned salon in the specified location. The Company's relationship with Wal-Mart is not exclusive. Wal-mart also grants new salon opportunities in its Supercenters to Regis pursuant to an arrangement which the Company believes is similar to its arrangement with Wal-Mart. The Company's business, results of operations and financial condition could be adversely effected if Wal-mart discontinues offering salon opportunities to the Company, increases the allocation of new salon opportunities to Regis or changes its business or marketing plans.

         DEPENDENCE ON FRANCHISEES. The continued growth of the Company is, in part, dependent upon its ability to retain qualified franchisees and to attract new franchisees. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that the Company's existing or future franchisees will have the business abilities or access to financial resources necessary to open new locations or that they will successfully develop and operate these salons in a manner consistent with the Company's standards. The Company's largest franchisee owns 61 salons, and seven other franchisees each own more than 20 salons. Together, these eight franchisees own an aggregate total of 272 salons, representing approximately 29% of the total number of franchised salons. Although the Company presently has no reason to believe that it will occur, if any one or more of these franchisee's business fails or declines substantially, the Company's business, results of operations and financial conditions could be materially adversely effected.

         The ability of the Company to meet its growth objectives depends not only on the Company's ability to find qualified franchisees for new locations but also on the ability of these franchisees to obtain financing or investment capital adequate to meet their market development obligations. In addition, the development of a franchised location depends on a number of factors, some of which are beyond the control of both the Company and the franchisee, including the ability to obtain various government permits and licenses necessary to operate a franchised location. The Company is subject to various federal and state laws relating to the franchisor-franchisee relationship. The failure by the Company to comply with these laws could subject the Company to liability to franchisees and to fines or other penalties imposed by governmental authorities.

         ACCOUNTS RECEIVABLE. At June 25, 1998, the Company's accounts and notes receivable were approximately $4,100,000 (net of reserves). The Company has reserved for accounts and notes receivable in accordance with historical losses experienced by the Company, however, there can be no assurance that these amounts will be adequate.

         DEPENDENCE ON SUPPLIERS. The Company is dependent upon its relationship with its suppliers to sell the Company's beauty products, salon equipment, and consumer appliances which the Company, in turn, sells to its customers through Company-owned salons and sells to franchisees. Although the Company presently has no reason to believe that it will occur, if major beauty product suppliers cancel their distribution agreements with the Company, this would cause a reduction in the sale of beauty products and the loss of those corresponding margins.

         LIMITED HISTORICAL TRADING; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to this Offering, only approximately 34.6% of the issued and outstanding Common Stock is beneficially owned by non-affiliates of the Company. As a result, the market price of the Common Stock has been established through only limited trading on the Nasdaq National Market. Because of this limited trading, the market price of the Common Stock has been highly volatile, changing significantly in response to limited trading volumes. Although this Offering is expected to add liquidity to the market for the Common Stock, there can be no assurance that a significant trading market for the Common Stock will develop or be sustained after the Offering. The Underwriter has told the Company that it intends to make a market in the Common Stock after the Offering, but it has no obligation to continue making a market and can unilaterally cease making a market without advising the Company or its shareholders. The market price of the Common Stock is also likely to be highly volatile and could fluctuate widely in response to factors such as actual or anticipated variations in quarterly results, new products or services by the Company or its competitors, changes in financial estimates by securities analysts, developments for significant franchisees of the Company, conditions or trends in the hair care or beauty industry, changes in market valuations of other hair care companies, announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the Nasdaq National Market in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market fluctuations may adversely affect the market price of the Common Stock, regardless of the Company's operating performance.

         COST OF PROTECTION OF TRADEMARKS AND FRANCHISE AGREEMENT ENFORCEMENT. The Company holds numerous trademarks and service marks registered on the principal register of the United States Patent & Trademark Office and registered in several foreign countries. The Company believes that its trademarks and service marks have significant value and are important to the marketing of its franchises. The Company enters into a franchise agreement with each franchisee, which sets forth the terms of the Company's business relationship with the franchisee. Pursuant to the franchise agreement, franchisees are granted rights to use the Company's service marks and agree to operate their businesses in accordance with the systems, specifications, standards and format developed by the Company. Historically, the Company has expended considerable resources to protect its trademarks and service marks and to enforce its franchise agreements. Litigation to protect trademarks and service marks or to enforce franchise agreements could result in significant expense to the Company and may have a material adverse affect on the Company's results of operations in any particular period, even if such litigation results in a favorable determination for the Company.

         DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the management skills of its key employees including, Florence F. Francis, Frederick
A. Huggins, Jr., John A. Fox, Connie Boltinghouse, John W. Francis, James W. George, J. Brent Hanson and Kathryn L. Waycaster (see "Management"). The loss of the services of any one of these persons would be disruptive and could have a material adverse effect on the business, results of operation and financial condition of the Company. Mr. Huggins' employment agreement provides for a term of employment until September 30, 2000. Mr. Fox's employment agreement provides for a term of employment until September 30, 2002. The Company has not entered into any employment agreement with Ms. Boltinghouse, Mr. Francis, Mr. George, Mr. Hanson or Ms. Waycaster. The Company is the beneficiary of key-person life insurance policies on all of its executives, including policies in the amount of $1,000,000 each on Florence F. Francis and Frederick A. Huggins, Jr. The Company's future success also depends in part on its ability to identify, hire and retain additional personnel. The inability of the Company to attract or retain qualified management employees could have a material adverse effect on the business, results of operation and financial condition of the Company.

         CONTROL BY PRINCIPAL OWNER. Florence F. Francis, the Company's principal shareholder, beneficially owns approximately 60.5% of the outstanding common stock prior to the Offering and will own approximately 37.1% of the outstanding Common Stock upon completion of the Offering (33.9% if the Overallotment Option is exercised in full). As a result of such ownership, prior to the Offering, Ms. Francis has the ability to elect the Company's entire Board of Directors and control the affairs of the Company, including all fundamental corporate transactions such as mergers, consolidations and sale of substantially all the Company's assets. After the completion of the Offering, Ms. Francis will continue to have the ability to significantly influence the outcome of elections of the Company's directors and other matters presented to a vote of shareholders. In addition, prior to the completion of the Offering, the current officers and directors of the Company beneficially own approximately 69.2% of the Company's outstanding Common Stock (including amounts beneficially owned by Ms. Francis and Mr. Huggins) and will own approximately 47.3% of the outstanding Common Stock upon completion of the Offering (44.0% if the Overallotment Option is exercised in full). Accordingly, it should be anticipated that the officers and directors of the Company will continue to have the ability to significantly influence the outcome of elections of the Company's directors and other matters presented to a vote of shareholders.

         LIMITATION OF DIRECTORS' LIABILITY. The Company's Articles of Incorporation provide, as permitted by Minnesota law, that its directors shall have no personal liability for certain breaches of their fiduciary duties to the Company. This provision may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty. In addition, the Company's Amended and Restated Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.

         SHARES ELIGIBLE FOR FUTURE SALE. Approximately 41,000 of the currently outstanding shares of the Company's Common Stock are "restricted securities," as defined under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations thereunder. Restricted shares and shares of the Company's common stock owned by "affiliates" may be publicly sold only by complying with Rule 144 under the Securities Act unless further registered under the Securities Act, or some other exemption from further registration thereunder is available. Sales of substantial amounts of these shares, or even the potential for such sales, could have an adverse effect on the market price for shares of the Company's common stock, and could impair the ability of purchasers of the Shares offered by this Prospectus to resell them to recoup their investment or make a profit, and the Company's ability to raise capital through the sale of its equity securities.

         RIGHTS TO ACQUIRE SHARES. As of August 27, 1998, the Company had outstanding options and warrants to purchase 710,750 shares of Common Stock at exercise prices ranging from $1.05 to $9.00 per share, with a weighted average exercise price of approximately $2.36 per share. During the terms of the outstanding options and warrants, the holders thereof will have the opportunity to profit from an increase in the market price of the Company's Common Stock with resulting dilution to the holders of Common Stock who purchased shares for a price higher than the respective exercise price. The existence of such stock options and warrants may adversely affect the terms on which the Company can obtain additional financing, and the holders of such options or warrants can be expected to exercise or convert those securities at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise or conversion of such options or warrants.

         ABILITY TO ISSUE COMMON STOCK AND PREFERRED STOCK; ANTI-TAKEOVER DEVICES. The Company is authorized to issue up to 7,500,000 shares of capital stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by the Company's shareholders, and may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. As of August 31, 1998, 3,957,802 shares of the Company's Common Stock, $.10 par value, are outstanding. As of August 31, 1998, the Board of Directors has not authorized the issuance of any shares of preferred stock. Although the Company has no present plans to issue any shares of preferred stock, the issuance of preferred stock in the future could affect the rights of the holders of Common Stock and thereby reduce the value of common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict the

Company's ability to merge with or sell its assets to a third party, or otherwise delay, discourage, or prevent a change in control of the Company.

         NO DIVIDENDS. No cash dividends have been paid on the common stock of the Company. It is anticipated that profits, if any, received from operations will be devoted to the Company's future operations. The Company does not anticipate the payment of cash dividends on its common stock in the foreseeable future, and any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other factors.

     COMPUTER SYSTEMS AND YEAR 2000. Many installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." This inability to recognize or properly treat years beginning with "20" may cause systems to process financial and operational information incorrectly. As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. The Company is in the process of conducting an assessment of its computer hardware and software for year 2000 compliance. The Company believes that the results of this assessment will necessitate an upgrade of its computer hardware and software to replace obsolete equipment and to ensure that such hardware and software is year 2000 compliant. The Company does not have a scheduled completion date for this assessment, but it anticipates that all necessary upgrades and corrections will be completed before January 1, 2000. The Company anticipates that the aggregate costs of this upgrade will be $300,000 to $500,000 and that such costs will be incurred during the next two fiscal years. The Company is also in the process of replacing its phone system in order to insure that it is year 2000 compliant. The estimated cost of this phone system replacement is $60,000. If the Company encounters any unanticipated delays in, or costs associated with the upgrading of these systems, the Company may incur additional costs. There also can be no assurance that computer systems operated by third parties, such as vendors and financial institutions, with which the Company does business will achieve year 2000 compliance in a timely fashion or that any delays or problems on their part will not have a material adverse effect on the Company's business. The Company is also working with its franchisees to assist them in identifying year 2000 issues. Although the Company's point of sale software is year 2000 compliant, the Company believes that many of its franchisee's hardware systems are not year 2000 compliant. The Company is in the process of developing test procedures to assist its franchisees in testing the hardware systems for year 2000 compliance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."


                              SELLING SHAREHOLDERS

         The Shares are being sold by Florence F. Francis, Chairman of the Board of Directors, and Frederick A. Huggins, Jr., Chief Executive Officer (each a "Selling Shareholder" and together the "Selling Shareholders"). Prior to the Offering, Ms. Francis and Mr. Huggins beneficially own approximately 62.7% of the Company's outstanding Common Stock. After the consummation of the Offering, Ms. Francis and Mr. Huggins will beneficially own approximately 39.4% of the Company's outstanding Common Stock (assuming no exercise of the Overallotment Option).

         As the widow of the Company's founder, Joe Francis, Sr., Ms. Francis has been involved in the Company's operations since its inception. Most of the Common Stock beneficially owned by Ms. Francis has been beneficially owned by her since the founding of the Company. Mr. Huggins has been the Company's Chief Executive Officer since April 1990 and his current employment agreement with the Company expires on September 30, 2000. Pursuant to the terms of his initial employment agreement with the Company, in April 1990 the Company granted to Mr. Huggins warrants to purchase 112,500 shares of common stock at a per share exercise price of $1.05 (adjusted to reflect stock splits occurring since that time). As of September 15, 1998, these warrants are fully exercisable. In addition, pursuant to the terms of his amended employment agreement with the Company, in October 1994 the Company granted Mr. Huggins additional warrants to purchase 112,500 shares of common stock at a per share exercise price of $1.78 (adjusted to reflect stock splits occurring since that time). As of September 15, 1998, 90,000 of these warrants are exercisable. The remaining 22,500 warrants become exercisable on October 1, 1998.

         Prior to the Offering, Ms. Francis and Mr. Huggins could only sell the securities owned by them pursuant to the requirements of Rule 144 promulgated under the Securities Act. Rule 144 places significant limitations on the ability of an "affiliate" of the Company, including Ms. Francis and Mr. Huggins, to sell his or her shares. Neither Ms. Francis nor Mr. Huggins have any contractual rights to require the Company to register any of the Common Stock owned by them. Ms. Francis and Mr. Huggins have requested, however, that the Company register a portion of the Common Stock beneficially owned by them to facilitate diversification of their personal investment portfolios and to achieve estate planning goals for each of them.

         The Company is undertaking the registration of the Shares to increase the public float of the Common Stock held by non-affiliated shareholders and to improve the liquidity of the public trading market for the Common Stock through an increase in the number of shareholders and the initiation of analyst coverage of the Company by the Underwriter. See "Limited Historical Trading; Potential Volatility of Stock Price."

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares offered hereby.


                           PRICE RANGE OF COMMON STOCK

         The Common Stock commenced trading on Nasdaq National Market under the symbol "BBHF" on August 14, 1996. As of September 15, 1998, there were approximately 576 holders of record of the Common Stock. The table below sets forth the high and low bid prices for the Common Stock as reported by Nasdaq during the periods indicated (which reflect inter-dealer prices, without retail mark-up, mark-down, or commissions and may not represent actual transactions). All prior year prices have been adjusted to reflect the 3-for-2 stock split effective October 31, 1996 and the 3-for-2 stock split effective April 17, 1998:

         QUARTER                                         HIGH          LOW
         -------                                         ----          ---
         1996
         ----
         Quarter Ended December 28, 1995                $ 4.00        $3.33
         Quarter Ended March 28, 1996                   $ 4.55        $3.22
         Quarter Ended June 27, 1996                    $ 5.78        $3.67
         Quarter Ended September 26, 1996               $ 5.55        $3.87

         1997
         ----
         Quarter Ended December 26, 1996                $ 5.33        $3.50
         Quarter Ended March 27, 1997                   $ 5.50        $4.33
         Quarter Ended June 26, 1997                    $ 6.00        $4.33
         Quarter Ended September 25, 1997               $ 5.75        $4.59

         1998
         ----
         Quarter Ended December 25, 1997                $ 6.33        $4.17
         Quarter Ended March 26, 1998                   $ 9.00        $5.17
         Quarter Ended June 25, 1998                    $11.00        $7.17
         June 26, 1998 through September 15, 1998       $10.00        $7.25

                             SELECTED FINANCIAL DATA

         The following table sets forth selected financial data and other operating data of the company. The selected consolidated financial data set forth below for the fiscal years ended September 28, 1995, September 26, 1996 and September 25, 1997 have been derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere in this Prospectus. The consolidated financial data for the years ended September 30, 1993 and September 29, 1994 have been derived from audited financial statements not included in this Prospectus. The selected consolidated financial data for the nine months ended June 26, 1997 and June 25, 1998 has been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal occurring accruals, considered necessary for a fair presentation of the financial position and results of operations for these periods. These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto and other financial data included elsewhere in this Prospectus.

                                                       YEARS ENDED                                        NINE MONTHS ENDED
                       -----------------------------------------------------------------------------    ----------------------
                         SEPTEMBER 30,  SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,       JUNE 26,   JUNE 25,
                                  1993           1994            1995           1996           1997           1997       1998
                       ---------------- -------------- --------------- -------------- --------------    ----------- ----------
[IN THOUSANDS, EXCEPT
PER SHARE DATA]
CONSOLIDATED
STATEMENTS OF
OPERATIONS DATA:
Revenues:
  Franchise royalties           $4,528         $4,845          $5,492         $6,035         $7,214         $5,175     $6,157
  Franchise fees                   368            450             756          1,181            928            647        677
  Company-owned salons             912          1,025           1,364          2,940          4,611          3,326      4,366
  Beauty products and
    equipment                    5,252          5,940           7,137          8,019          8,885          6,461      7,674
  Other                            202            205             167            391            484            416        508
                                ------         ------          ------         ------         ------         ------     ------
Total Revenues                  11,262         12,465          14,916         18,566         22,122         16,025     19,383
Operating income                   688            933           1,346          1,672          2,393          1,529      1,951
Net income                        $438           $612            $840         $1,057         $1,406           $890     $1,194
Diluted earnings per
share (1)                     $   0.11       $   0.16        $   0.21       $   0.26     $     0.33         $ 0.21     $ 0.28
Number of shares used in
  calculation of diluted
  earnings per share (1)         3,774          3,851           3,965          4,113          4,210          4,217      4,337

                                                            AS OF                                               AS OF
                       -----------------------------------------------------------------------------    ----------------------
                         SEPTEMBER 30,  SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,       JUNE 26,   JUNE 25,
                                  1993           1994            1995           1996           1997           1997       1998
                       ---------------- -------------- --------------- -------------- --------------    ----------- ----------
[IN THOUSANDS]
CONSOLIDATED BALANCE
SHEET DATA:
Cash and cash equivalents       $1,036         $1,674          $2,121         $1,317         $2,790         $2,070     $2,904
Working capital                  1,097          1,764           2,238          2,963          5,027          4,174      5,829
Total assets                     6,137          6,901           7,582          8,248         12,909         12,050     14,002
Long-term debt and capital
  lease obligations                652            634             143             56          2,112          2,197      1,849
Total shareholders' equity       2,777          3,394           4,287          5,446          6,937          6,368      8,199


(1)  Adjusted to reflect (i) 3-for-2 stock split effective October 31, 1996 and
     (ii) 3-for-2 stock split effective April 17, 1998.

                                                            AS OF                                               AS OF
                       -----------------------------------------------------------------------------    ----------------------
                         SEPTEMBER 30,  SEPTEMBER 29,   SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,       JUNE 26,   JUNE 25,
                                  1993           1994            1995           1996           1997           1997       1998
                       ---------------- -------------- --------------- -------------- --------------    ----------- ----------
OTHER OPERATING DATA:
Number of Salons                   597            641             700            786            935            947        967


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Company's financial statements for the nine months ended June 26, 1997 and June 25, 1998 (unaudited) and for the years ended September 26, 1996 and September 25, 1997 which are incorporated herein by reference and attached hereto. Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" for factors relating to such statements.

GENERAL

         The Company is in the business of franchising three different hair care salon concepts that provide hair care services and products for men, women and children. Most franchises do business under the names "Cost Cutters Family Hair Care(R)" ("Cost Cutters"), "City Looks Salons International(R)" ("City Looks") or "We Care Hair(R)". The Company also has a limited number of franchises operating under the names "The Barbers, Hairstyling for Men & Women(R)", "Family Haircut Stores" and "The Hair Performers". The Company currently sells only franchises in Cost Cutters, City Looks and We Care Hair.

         Each franchise concept is specifically tailored to satisfy a particular market niche. Cost Cutters franchises provide value-priced hair care services targeted to price sensitive customers. City Looks franchises provide full service, high-fashion hair care to their customers as well as various personal grooming and spa services, including facials, manicures, massages, and tanning facilities. City Looks franchises target customers who place a premium on full service. We Care Hair franchises provide hair care services, tanning, nail care, and waxing targeted at adults aged 18 to 40.

         The Company had a total of 967 franchised and Company-owned salons in operation as of June 25, 1998, compared to 947 at June 26, 1997. The Company primarily earns revenue through its franchise operations from initial franchise fees, franchise royalties, and sales of beauty products and equipment to the franchisees.

         The Company operates on a 52/53 week year basis. The fiscal year ending September 24, 1998 will include 52 weeks of operations. The fiscal years ended September 25, 1997, September 26, 1996, and September 28, 1995 included 52 weeks of operations.

RESULTS OF OPERATIONS

         The following table sets forth the percentage relationship to total revenues of certain items included in the Company's Consolidated Statements of
Income:

                                                YEARS ENDED                      NINE MONTHS ENDED
                               ----------------------------------------------   --------------------
                                 SEPTEMBER 28,  SEPTEMBER 26,  SEPTEMBER 25,    JUNE 26,   JUNE 25,
                                          1995           1996           1997        1997       1998
                               --------------- -------------- --------------   --------- ----------
REVENUES:
   Franchise royalties                   36.8%          32.5%          32.6%      32.3%     31.8%
   Franchise fees                         5.1%           6.4%           4.2%       4.0%      3.5%
   Company-owned salons                   9.1%          15.8%          20.8%      20.8%     22.5%
   Beauty products & equipment           47.9%          43.2%          40.2%      40.3%     39.6%
   Other                                  1.1%           2.1%           2.2%       2.6%      2.6%
                                        -----          -----          -----      -----     -----
Total revenues                          100.0%         100.0%         100.0%     100.0%    100.0%
COSTS AND EXPENSES:
   Franchise operations                  15.4%          14.7%          13.8%      14.1%     13.0%
   Company-owned salons                  10.0%          16.8%          20.1%      20.0%     21.8%
   Distribution & general
     administration                      65.6%          59.5%          55.3%      56.3%     55.2%
                                        -----          -----          -----      -----     -----
OPERATING INCOME                          9.0%           9.0%          10.8%       9.6%     10.0%
OTHER INCOME (EXPENSE):
   Interest income                        0.7%           0.7%           0.8%       0.6%      0.8%
   Interest expense                      -0.2%          -0.2%          -0.6%      -0.6%     -0.8%
   Net gain (loss) on disposal
     of assets                            0.0%           0.3%           0.0%       0.0%      0.6%
                                        -----          -----          -----      -----     -----
NET INCOME BEFORE INCOME TAXES            9.5%           9.8%          11.0%       9.6%     10.6%
INCOME TAXES                              3.9%           4.1%           4.6%       4.0%      4.5%
                                        -----          -----          -----      -----     -----
NET INCOME                                5.6%           5.7%           6.4%       5.6%      6.1%
                                        =====          =====          =====      =====     =====

NINE MONTHS ENDED JUNE 25, 1998 COMPARED TO NINE MONTHS ENDED JUNE 26, 1997

         REVENUES. The Company's total revenues were $19,383,481 for the first nine months of fiscal 1998, an increase of 21.0% over the comparable period of fiscal 1997. Franchise royalties for the first nine months of fiscal 1998 were $6,157,388, an increase of 19.0% over the comparable period of fiscal 1997. The increase in franchise royalties was due to an increase in the number of salons in operation in the first nine months of fiscal 1998 as compared to the same period of fiscal 1997 and an increase in average per store sales by franchised salons. For the nine months ended June 25, 1998, franchise fee revenue increased $30,058 to 677,126, or 4.6%, over the comparable period of fiscal 1997. This represents openings of 58 franchised locations and four Company-owned salons versus 51 franchised locations and four Company-owned salons for the first nine months of fiscal 1997. Revenue from Company-owned salons was $4,366,445 for the first nine months of fiscal 1998, an increase of 31.3% over the comparable period of fiscal 1997. The increase in revenue from Company-owned salons is due primarily to the addition of new Company-owned salons and sales growth at salons opened in fiscal 1997. For the nine months ended June 25, 1998, revenue from beauty products and equipment was $7,674,415, an increase of 18.8% over the first nine months of fiscal 1997. The increase in beauty product and equipment sales was attributable to the addition of new product lines, merchandising programs and an increase in the total number of new salons opened during the first nine months of fiscal 1998 compared to the same period of fiscal 1997.

         COSTS & EXPENSES - FRANCHISE OPERATIONS. Total franchise operations expenses were $2,513,383 for the first nine months of fiscal 1998. This was an increase of 11.2% over the first nine months of fiscal 1997. The nine month increase was due to growth in field staff and related travel to service new salons including the new We Care Hair salons, and general salary increases averaging about 4.0%. In addition, the operating expenses of the first quarter of fiscal 1998 include travel and meeting costs for a franchisee convention held at a remote location. The franchisee convention was held locally in the first quarter of fiscal 1997.

         COSTS & EXPENSES - COMPANY-OWNED SALONS. The Company presently owns and operates 27 salons: 26 operate as Cost Cutters salons and one operates as a City Looks salon. Twenty of the Cost Cutters salons operate inside Wal-Mart Supercenters. Operating costs for the first nine months of fiscal 1998 were $4,220,867 versus $3,210,315 for the comparable period of fiscal 1997. The increase was primarily due to the costs associated with increased sales of services and beauty products in the salons.

         COSTS & EXPENSES - DISTRIBUTION AND GENERAL ADMINISTRATION. Total operating expenses for distribution and general administration for the first nine months of fiscal 1998 were $10,698,636 as compared to $9,025,314 for the first nine months of fiscal 1997, an increase of 18.5%. Most of this increase was due to increased cost of products and equipment sold, which corresponds to the increase in sales of products and equipment. For the nine months ended June 25, 1998, cost of products and equipment sold was $5,937,042 versus $4,911,714 during the comparable period of fiscal 1997, an increase of 20.9%. Margins on the sale of products and equipment were 22.6% for the first nine months of fiscal 1998. This compares with 24.0% for the same period of fiscal 1997. The decrease in margins is primarily to due to changes in product mix. Salaries and benefits were $2,546,859 for the first nine months of fiscal 1998. This compares with $2,185,036 for the comparable period of fiscal 1997 and represents an increase of 16.6%. The increase was due to increases in staff size, as well as an average increase in salaries of 4.0%. General and administrative expenses for the nine months ended June 25, 1998 increased by $286,171 to $2,214,735, or 14.8%, over the comparable period of fiscal 1997. A large portion of the increase is due to additional professional fees associated with the acquisition of We Care Hair salons, amortization of the We Care Hair investment and increases in reserves for bad debts.

         OPERATING INCOME. Operating income was $1,950,595 for the first nine months of fiscal 1998. This compares to $1,528,788 for the comparable period of fiscal 1997, an increase of 27.6%. Operating income as a percent of revenue was 10.1% for the first nine months of fiscal 1998. This compares to 9.5% for the comparable period of fiscal 1997.

         INTEREST INCOME AND EXPENSE. Interest income was $156,557 for the first nine months of fiscal 1998, an increase over the comparable period of fiscal 1997 of 51.9%. Interest expense was $156,107 for the first nine months of fiscal 1998. This compares to $95,577 for the comparable period of fiscal 1997. The increase in interest expense for the first nine months of fiscal 1998 was due to the debt incurred by the Company to acquire the We Care Hair chain.

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         NET GAIN(LOSS) ON DISPOSAL OF ASSETS. During the nine months ended June
25, 1998, the Company sold five Company-owned salons and miscellaneous assets for a net gain of $108,302. In fiscal 1997, the Company sold five Company-owned salons for a net loss of $3,105.

         INCOME TAXES. The Company's effective tax rate for the first nine months of fiscal 1998 was 42.0%, versus a rate of 41.9% for the first nine months of fiscal 1997.

         NET INCOME. The Company's net income for the first nine months of fiscal 1998 was up 34.2% to $1,194,347. Earnings per share for the first nine months were $.28 per diluted share as compared to $.21 for the comparable period of fiscal 1997. Earnings per share have been adjusted to reflect the April 17, 1998 3-for-2 stock split.

YEAR ENDED SEPTEMBER 25, 1997 COMPARED TO YEAR ENDED SEPTEMBER 26, 1996

         SYSTEM-WIDE REVENUES. System-wide revenues of all salons, franchised and Company-owned, were $184.8 million for fiscal 1997, an increase of $27.9 million or 17.8% over fiscal 1996. This increase was attributable to the addition of new stores, notably the We Care Hair salons which contributed $10.5 million. New promotional programs and service price increases also favorably impacted the increase in revenue. During fiscal year 1997, the Company opened 75 new salons, including six Company-owned locations. This compares to 115 new salon openings in fiscal 1996. System-wide there were 935 salons as of September 25, 1997; this compares to 786 salons as of the end of the prior year.

         REVENUES. The Company's total revenues were $22,121,800 for fiscal 1997, an increase of $3,556,049, or 19.2%, over fiscal 1996. Franchise royalties increased $1,178,873, or 19.5%, which was due to new salon openings, increases in same store sales, and the addition of the We Care Hair salon chain. Franchise fees decreased by $253,221, or 21.4%, due to the decrease in the number of new salons opened in fiscal 1997 versus fiscal 1996. Revenue from Company-owned salons increased $1,670,897, or 56.8%, due to the maturing of salons built in the previous years and the net addition of one new Company-owned salon during fiscal 1997. Revenue from beauty products and equipment increased $866,418, or 10.8%, from fiscal 1996. The increases in beauty products and equipment revenue were attributable to the addition of new salons and volume increases in sales to existing salons.

         COSTS & EXPENSES - FRANCHISE OPERATIONS. Total expenses of franchise operations were $3,058,836, an increase of $333,648, or 12.2%, over fiscal 1996. Salaries and benefits for fiscal 1997 were $1,976,045, an increase of $194,258, or 10.9%, over fiscal 1996. This increase was due to the growth in field staff to service the new salons and general salary increases which averaged about 4.0%. General and administrative expenses for fiscal 1997 were $1,082,791, an increase of $139,390, or 14.8%, over fiscal 1996. More than half of these increased expenses were due to the addition of the We Care Hair franchises.

         COSTS & EXPENSES - COMPANY-OWNED SALONS. The Company owned and operated 23 salons as of the end of fiscal 1997, including six new salons opened during fiscal 1997. Three of these new salons are located in product outlet centers and three are located in Wal-Mart Supercenters. The Company also sold five salons during fiscal 1997. The total cost of operations for the Company-owned salons in fiscal 1997 was $4,447,380, an increase of $1,322,639, or 42.3%. Salaries and benefits for fiscal 1997 were $2,467,173, an increase of $764,224, or 44.9%, from fiscal 1996. Most salon employees are paid on a commission basis against the services they perform and the retail products they sell. The increase in salaries and benefits in fiscal 1997 reflects the increase in the number of salons owned as well as sales increases at the salons built in prior years. General and administrative expenses in fiscal 1997 were $1,222,045, an increase of $290,411, or 31.2%, from fiscal 1996. This was due to the increase in the number of salons owned and the annualization of the operating costs of salons built in the previous year. Costs of products sold in fiscal 1997 were $758,162, an increase of $268,004, or 54.7%, over fiscal 1996.

         COSTS & EXPENSES - DISTRIBUTION AND GENERAL ADMINISTRATION. The total operating expenses for distribution and general administration for fiscal 1997 were $12,223,061, an increase of $1,179,779, or 10.7%, from fiscal 1996. The cost of products and equipment sold was $6,727,361 in fiscal 1997. This was an increase of $564,831, or 9.2%, from fiscal 1996. Gross margins on the sale of products and equipment were 24.3% in fiscal 1997 compared to 23.1% in fiscal 1996. Salaries and benefits were $3,026,139, an increase of $425,331, or 16.4%, versus fiscal 1996. This increase was due to the addition of staff in distribution; staff additions in administrative departments to handle the increases in workload created by the We Care Hair acquisition; increases in incentive compensation for

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employees and general salary increases which averaged 4.0%. General and administrative expenses for fiscal 1997 were $2,469,561, an increase of $189,617, or 8.3%, versus fiscal 1996. Increases in general and administrative expenses were primarily legal and professional fees associated with the newly acquired We Care Hair salons and additions in the Company's bad debt reserves.

         OPERATING INCOME. Operating income for fiscal 1997 was $2,392,523, a 43.0% increase over fiscal 1996. Operating income as a percent of sales was 10.8% for fiscal 1997 as compared to 9.0% for fiscal 1996.

         INTEREST INCOME AND EXPENSE. Interest income increased $50,842, or 37.9%, over fiscal 1996 due to increases in notes receivable from franchisees and increases in daily cash investment balances. Interest expense for fiscal 1997 was $151,134, an increase of $111,766 versus fiscal 1996. The large increase in interest expense was due to loans taken by the Company to purchase the We Care Hair salon chain.

         NET GAIN ON DISPOSAL OF ASSETS. The Company recorded a loss on disposal of assets in fiscal 1997 of $1,831, which compares to a gain in the previous year of $55,169. The loss recorded in fiscal 1997 was due to the sale of five Company-owned salons and miscellaneous assets. The gains recorded in fiscal 1996 were due to the sale of one Company-owned salon, one piece of real estate, and miscellaneous assets.

         INCOME TAXES. The Company's effective income tax rate for fiscal 1997 and 1996 was 42.0%.

         NET INCOME. The Company's net income for fiscal 1997 was $1,406,413, or $.33 per share. This is an increase of $349,059, or 33.0%, over fiscal 1996 net income and an increase per share of $.07. Earnings per share have been adjusted to reflect the April 17, 1998 3-for-2 stock split.

YEAR ENDED SEPTEMBER 26, 1996 COMPARED TO YEAR ENDED SEPTEMBER 28, 1995

         SYSTEM-WIDE REVENUES. System-wide revenues of all salons, franchised and Company-owned, were $156.9 million for fiscal 1996, an increase of $14.8 million, or 10.4%, over fiscal 1995. This increase was attributable to the addition of new stores as well as new promotional programs and service price increases. Same store sales increased approximately 2.5%. During fiscal year 1996, the Company opened 115 new salons, including 12 Company-owned salons. This compares to 79 new salon openings in fiscal 1995. System-wide there were 786 salons as of September 26, 1996; this compares to 700 salons as of the end of the prior year.

         REVENUES. The Company's total revenues were $18,565,751 for fiscal 1996, an increase of $3,649,438, or 24.5%, over fiscal 1995. Franchise royalties increased $542,460, or 9.9%, which was due to new salon openings and increases in same store sales. Franchise fees increased by $425,539, or 56.3%, due to the increase in the number of new salons opened in fiscal 1996 versus fiscal 1995. Revenue from Company-owned salons increased $1,575,592, or 115.5%, due to the maturing of salons built in the previous year and the addition of 12 new Company-owned salons during fiscal 1996. Revenue from beauty products and equipment increased $881,365, or 12.3%, from fiscal 1995. The increases in beauty products and equipment revenue were attributable to the addition of new salons and volume increases at existing salons.

         COSTS & EXPENSES - FRANCHISE OPERATIONS. Total expenses of franchise operations were $2,725,188, an increase of $430,500, or 18.8%, over fiscal 1995. Salaries and benefits for fiscal 1996 were $1,781,787, an increase of $283,974, or 19.0%, over fiscal 1995. This increase was due to the growth in field staff to service the new salons, increased sales commissions on the opening of new salons and general salary increases which averaged about 4.0%. General and administrative expenses for fiscal 1996 were $943,401, an increase of $146,526, or 18.4%, over fiscal 1995.

         COSTS & EXPENSES - COMPANY-OWNED SALONS. The Company owned and operated 22 salons as of the end of fiscal 1996, including 12 new salons opened during fiscal 1996. All but one of these new salons are located in Wal-Mart Supercenters. The Company also bought back one salon from a franchisee and sold one salon. The total cost of operations for the Company-owned salons in fiscal 1996 was $3,124,741, an increase of $1,635,188, or 109.8%. Salaries and benefits for fiscal 1996 were $1,702,949, an increase of $935,467, or 121.9%, from fiscal 1995. The increase in salaries and benefits in fiscal 1996 reflects the increase in the number of salons owned as well as sales increases at the salons built in prior years. General and administrative expenses in fiscal 1996 were $931,634, an increase of $471,648, or 102.5%, from fiscal 1995. This was due to the increase in the number of salons owned.

         Costs of products sold in fiscal 1996 were $490,158, an increase of $228,073, or 87.0%, over fiscal 1995. Margins on product sales increased about 3.0% due to an increased emphasis on the sale of private label products.

         COSTS & EXPENSES - DISTRIBUTION AND GENERAL ADMINISTRATION. The total operating expenses for distribution and general administration for fiscal 1996 were $11,043,282, an increase of $1,257,353, or 12.8%, from fiscal 1995. Most of this increase was in the cost of products and equipment sold which was $6,162,530 in fiscal 1996. This increased $621,952, or 11.2%, from fiscal 1995.
Gross margins on the sale of products and equipment were 23.1% in fiscal 1996 compared to 22.4% in fiscal 1995. Salaries and benefits were $2,600,808, an increase of $280,726, or 12.1%, versus fiscal 1995. This increase was due to the addition of staff in the distribution operation, increases in incentive compensation for employees and general salary increases which averaged 4.0%. General and administrative expenses for fiscal 1996 were $2,279,944, an increase of $354,675, or 18.4%, versus fiscal 1995. Included in this amount is a $170,000 increase in bad debt reserves which relates to the increase in notes and accounts receivable. Also included is a charitable donation of excess inventory of approximately $82,000.

         OPERATING INCOME. Operating income for fiscal 1996 was $1,672,540, a 24.2% increase over fiscal 1995. Operating income as a percent of sales was 9.0% for both fiscal 1996 and fiscal 1995.

         INTEREST INCOME AND EXPENSE. Interest income for fiscal 1996 was $134,013, an increase of $32,929, or 32.6%, over fiscal 1995. Interest expense for fiscal 1996 was $39,368, an increase of $6,555, or 20.0%, from fiscal 1995.

         NET GAIN ON DISPOSAL OF ASSETS. The Company recorded a gain on disposal of assets in fiscal 1996 of $55,169, which was a increase of $45,673 from the previous year. The gains recorded in fiscal 1996 were due to the sale of one Company-owned salon, one piece of real estate, and miscellaneous assets. The gains recorded in fiscal 1995 were from the sales of miscellaneous assets.

         INCOME TAXES. The Company's effective income tax rate for fiscal 1996 was 42.0%, compared to 41.0% for fiscal 1995.

         NET INCOME. The Company's net income for fiscal 1996 was $1,057,354, or $.26 per share. This is an increase of $217,444, or 25.9%, over fiscal 1995 net income and an increase per share of $.05. Earnings per share have been adjusted to reflect the April 17, 1998 3-for-2 stock split.


LIQUIDITY AND CAPITAL RESOURCES

         The Company has generally been able to finance the routine expansion of its business from current cash on hand, cash generated from operations, and the Company's line of credit. The Company has financed acquisitions by obtaining additional bank debt. The Company expects capital expenditures during fiscal 1998 to be approximately $900,000 to $1,000,000, primarily due to the addition of several new Company-owned salons, routine replacement of office equipment and the addition of a new warehouse.

         Cash generated from operating activities, net of interest expense, totaled $1,473,361 in fiscal year 1997. During fiscal 1996, the Company invested a portion of its capital to fund accounts receivable and promissory notes to franchisees who were developing new salons. This resulted in a net use of cash by operations of $169,684 for that fiscal year. Cash generated from operations in fiscal 1995 was $1,056,468.

         Capital expenditures were $387,826, $576,813, and $361,434 in fiscal years 1997, 1996, and 1995 respectively.

         During fiscal year 1997, the Company acquired the We Care Hair salon chain. The Company paid $2,000,000 for the franchise agreements, trademarks, and other assets. This purchase was funded by increases in bank debt. The Company secured two bank loans totaling $2,500,000 to finance the purchase of the We Care Hair salon chain and to fund additional working capital, such as inventory and accounts receivable, necessary to support the new chain. The first loan was in the amount of $1,500,000 and bears a fixed interest rate of 8.82% and is payable over seven years. The second loan was in the amount of $1,000,000 with a floating interest rate equal to the bank's prime rate and is also payable over seven years. The balances of these loans as of June 25, 1998, were

$1,268,619 and $930,560, respectively. Both loans are secured by all assets of the Company. On August 28, 1998, the Company paid approximately $900,000 as payment in full on the second loan. The Company currently has a line of credit from the same lender in the amount of $1,500,000 which carries an interest rate at the bank's prime rate which expires June 30, 1999.

         Management believes that cash generated from operating activities, together with available funds from its operating line of credit or replacement financing will be sufficient to fund its anticipated operations, capital expenditures and required debt repayments for the foreseeable future.

YEAR 2000

         The Year 2000 issue focuses on whether computer systems will properly recognize date-sensitive information in the year 2000 and beyond. Many installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." This inability to recognize or properly treat the Year 2000 may cause systems to process financial and operational information incorrectly. As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. The Company is dependent on computer processing in its business activities and the year 2000 issue creates risk for the Company from unforeseen problems in the Company's computer system and from third parties with whom the Company does business. The failure of the Company's computer system and/or third parties computer systems from unforeseen problems could have a material adverse effect on the Company's ability to conduct its business.

     The Company is in the process of conducting an assessment of its computer hardware and software for year 2000 compliance. The Company believes that the results of this assessment will necessitate an upgrade of its computer hardware and software to replace obsolete equipment and to ensure that such hardware and software is year 2000 compliant. The Company does not have a scheduled completion date for this assessment, but it anticipates that all necessary upgrades and corrections will be completed before January 1, 2000. The Company anticipates that the aggregate costs of this upgrade will be $300,000 to $500,000 and that such costs will be incurred during the next two fiscal years. The Company is also in the process of replacing its phone system in order to insure that it is year 2000 compliant. The estimated cost of this phone system replacement is $60,000. If the Company encounters any unanticipated delays in, or costs associated with the upgrading or replacement of these systems, the Company may incur additional costs. The Company has also contacted each of its vendors and suppliers who provide computer hardware and software products to the Company on a regular basis with regard to year 2000 compliance. The Company has received assurances from these vendors and suppliers that the hardware and software currently being purchased by the Company from these vendors and suppliers is year 2000 compliant. The Company is in the process of developing procedures to test hardware and software products previously purchased from these vendors and suppliers to determine if those products are year 2000 compliant.

         The Company is also working with its franchisees to assist them in identifying year 2000 issues. Although the Company's point of sale software is year 2000 compliant, the Company believes that many of its franchisee's hardware systems are not year 2000 compliant. The Company is in the process of developing test procedures to assist its franchisees in testing the hardware systems for year 2000 compliance. The Company does not anticipate incurring significant costs to assist its franchisees.

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                                    BUSINESS

BUSINESS DEVELOPMENT

         GENERAL. The Company develops, franchises, services and operates a system of hair care salons, which provide hair care services and products for men, women and children. The Company primarily franchises its salon concepts to third parties. As of June 25, 1998, the Company's franchise system had 940 salons located in 45 states and three foreign countries. As of June 25, 1998, the Company also owned and operated 27 salons in the United States.

         The Company markets three salon concepts, which cover a broad spectrum of the hair care market. Cost Cutters salons provide value-priced hair care services to price sensitive customers. Cost Cutters is the Company's primary salon concept with 812 franchised and Company-owned salons and approximately $128.7 million of salon retail sales for the nine months ended June 25, 1998. City Looks salons target customers seeking superior, high-fashion hair care services, as well as personal grooming and spa services, such as facials, manicures, massages and tanning. As of June 25, 1998, there were 74 franchised and Company-owned City Looks salons in operation, which generated approximately $16.9 million of salon retail sales for the nine months ended June 25, 1998. The Company's We Care Hair salons, which provide hair care, tanning, nail care and waxing services primarily to younger adults, is positioned between the other two salon concepts. As of June 25, 1998, there were 81 franchised We Care Hair salons, which had approximately $9.7 million of salon retail sales for the nine months ended June 25, 1998.

         The Company's franchising program is designed to develop successful hair salons that can generate long-term revenue growth. To achieve this objective, the Company selectively grants franchises to prospective franchisees with sufficient financial resources. The Company believes that it is this selectivity that results in less than 4% of new salons in the Company's system failing in the first five years of operation. Expansion of the franchise system has occurred primarily through awards of franchises to existing franchisees as well as selective sales to new franchisees. The Company also enters into long-term, multiple salon development arrangements with franchisees for specific territories. Franchisees opened 69 new salons during fiscal 1997 and 58 new salons during the nine months ended June 25, 1998. Under its franchise agreements, the Company receives initial franchise fees for new salons and franchise royalties based on a percentage of salon sales. The Company provides operational training, advertising and marketing services and financial analysis services to its franchisees. Franchise royalties and fees represented 36.8% of revenues for fiscal 1997 and 35.3% of revenues for the nine months ended June 25, 1998.

         The Company distributes professional hair care and beauty products, salon equipment and consumer hair care and beauty products to its franchisees. Hair care and beauty products, such as shampoos, conditioners and finishing products, include private label and national brands that are manufactured by third parties. The Company offers promotional programs to franchisees, such as additional training services, special merchandising kits and product rebates based on sales volume, to encourage product sales to franchisees and to compete with third party distributors. Sales of hair care and beauty products and equipment represented 40.2% of revenues for fiscal 1997 and 39.6% of revenues for the nine months ended June 25, 1998.

         In addition to its primary franchise strategy, the Company is developing salons under an arrangement with Wal-Mart to place Cost Cutters salons inside new Wal-Mart Supercenters. The Company is currently one of two hair care vendors locating its salons within Supercenters. In this arrangement, the Company is granted rights to new salon locations as Wal-Mart develops new sites. The Company leases the salon space from Wal-Mart and either develops the salon directly or arranges for a franchisee to own and operate the salon. As of June 25, 1998 there were 143 Cost Cutters salons in Wal-Mart Supercenters, 20 of which are Company-owned salons and 123 of which are franchised salons. After development of a Company-owned Wal-Mart salon, the Company may seek to sell the salon to a franchisee. The Company is also developing Cost Cutters salons for outlet malls. These salons have an increased emphasis on sales of hair care and beauty products as well as hair care services. The Company has opened 14 salons in outlet malls.

         HISTORY. After the Company was incorporated under the laws of Minnesota on October 1, 1968, it quickly established a chain of Company-owned, full service hairstyling businesses throughout the United States under the name "The Barbers, Hairstyling for Men". In 1970, the Company began selling franchises for the operation of hairstyling businesses doing business under the names "The Barbers" and "The Barbers, Hairstyling for Men & Women". Recognizing the need to update the market focus and decor of the salons, the Company began selling franchises for the operation of hairstyling businesses under the name "City Looks(R) By The Barbers" in 1987 and the Company began to convert the existing "The Barbers" locations to this business format. This trade name was later revised to "City Looks(R) Salons" in 1991 and to "City Looks Salons International(R)" in 1993, although some salons continue to operate under the older names.

         The Company began selling franchises for the operation of hairstyling businesses doing business under the name "Cost Cutters Family Hair Care(R)" in 1982. In 1986, the Company decided to focus principally on doing business as a franchisor and reduced its number of Company-owned salons in the United States from 69 in 1986 to 3 in 1994. Since then, the Company has capitalized on the opportunity of developing the Cost Cutters chain within major mass merchandisers. As part of this business strategy, the Company has built over 20 new Company-owned salons since 1995. Most of these new salons are located within Wal-Mart Supercenters.

         On January 25, 1997, the Company, through its subsidiary WCH, Inc., acquired substantially all of the franchise assets (trademarks, franchise agreements and certain other assets) of 139 "We Care Hair(R)" salons from We Care Hair Development, Inc. in exchange for $2,000,000 cash plus a contingent earn-out equal to 40% of all initial franchise fees and royalties collected pursuant to certain specified franchise contracts during the six year period ending January 24, 2003. Under the terms of the acquisition agreement, the Company may deduct the purchase price of specific franchise contracts from future payments if the salons close within one year of the acquisition date. As of September 25, 1997, seven franchises valued at $271,904 had closed. An additional 18 salons had either closed or taken down their signs as of September 25, 1997. The Company is presently in litigation with several of these franchisees. The Company began offering We Care Hair franchises in June 1997.

BUSINESS

         RETAIL STORE OPERATIONS. The Company provides franchise services, including initial and ongoing operational training, financial analysis services, advertising and marketing services, and sells beauty products, salon equipment and consumer appliances to a total of 965 salons (as of September 2, 1998) worldwide. In the revenue figures set forth in this Prospectus, "system revenue" refers to revenue received at the store level from retail sales of products and services at all locations, whether franchised or Company-owned, of a particular franchise type (i.e., Cost Cutters or City Looks). Company revenue refers to all sales of products and services by the Company directly, including, but not limited to, franchise fees and royalties, beauty products and equipment as well as revenue generated by the operation of the Company-owned salons. Salons operating under The Barbers, The Hair Performers, and the Family Haircut Stores names are few in number. As a result, they are treated substantially similar to City Looks or Cost Cutters franchises. The information with respect to number of stores, system revenue and royalty payments to the Company from The Barbers and The Hair Performers is combined for financial reporting purposes with that of the City Looks franchise system. The information with respect to number of stores, system revenue and royalty payments to the Company from the remaining Family Haircut Store is combined for financial reporting purposes with that of the Cost Cutters franchise system.

         COST CUTTERS FAMILY HAIR CARE. Cost Cutters franchises provide value-priced hair care services for men, women and children. In addition, Cost Cutters franchises sell a complete line of hair care products, merchandise and appliances. The Company created the Cost Cutters business system to meet the demand of the general public for high quality, value-priced family hair care services and products. For the fiscal year ended September 28, 1995, the Company had 626 franchised and Company-owned Cost Cutters producing $122,200,000 in system revenue and $4,926,000 in royalties paid to the Company. For the fiscal year ended September 26, 1996, the Company had 713 franchised and Company-owned Cost Cutters producing $138,100,000 in system revenue and $5,535,000 in royalties paid to the Company. At the fiscal year ended September 25, 1997, the Company had 765 franchised and Company-owned Cost Cutters salons producing $153,500,000 in system revenue and $6,126,000 in royalties paid to the Company. Cost Cutters franchises operate throughout the United States.

         CITY LOOKS SALONS INTERNATIONAL. City Looks franchises provide men, women and children with high-fashion, full service hair care including, cutting, perming, coloring, shampooing, conditioning, hairstyling, and other hair care services. City Looks franchises also provide spa services and personal grooming services such as nail care, manicures, makeovers and sell related products. The Company developed the City Looks business system to meet the demand of the general public for a complete line of high-fashion hair care services and products. For the year ended September 28, 1995, the Company had 74 franchised and Company-owned City Looks salons producing $19,900,000 in system revenue and $566,000 in royalties paid to the Company. For the year ended September 26,

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


1996, the Company had 73 franchised and Company-owned City Looks salons producing $18,800,000 in system revenue and $500,000 in royalties paid to the Company. At fiscal year ended September 25, 1997, the Company had 66 franchised and Company-owned City Looks salons producing $20,800,000 in system revenue and $483,000 in royalties paid to the Company. City Looks, The Barbers, and The Hair Performers franchises operate primarily in the Midwest. City Looks also has 13 franchised locations in France and one franchised location in Russia.

         WE CARE HAIR. We Care Hair franchises provide hair care services, tanning, nail care, and waxing services targeted to men and women between the ages of 18 and 40. We Care Hair franchises also sell hair care and nail care products. The Company purchased the business system during fiscal 1997. At fiscal year ended September 25, 1997, the Company had 104 We Care Hair franchises producing $10,500,000 in system revenue and $605,000 in royalties paid to the Company. We Care Hair franchises operate throughout the United States and one location operates in Mexico.

         COMPANY-OWNED SALONS. The Company currently owns and operates 26 Cost Cutters and one City Looks salons. All of these salons are located in the United States. The Company-owned salons produced $1,364,000 of revenue in fiscal 1995 with ten salons, $2,940,000 of revenue in fiscal 1996 with 22 salons and $4,611,000 of revenue in fiscal 1997 with 23 salons. During fiscal 1997, the Company sold five Company-owned salons and built six salons. While recognizing that the Company is fundamentally a franchising Company, the Company intends to selectively expand its base of Company-owned salons, primarily in Wal-Mart Supercenters and other product outlet locations.

         BEAUTY PRODUCT AND EQUIPMENT DISTRIBUTION. The Company distributes beauty products, salon equipment and consumer appliances primarily to its franchisees. The beauty products, which include shampoos, conditioners and finishing products, consist of private label and nationally recognized licensed brands, both of which the Company purchases from third party suppliers. The Company does not own or operate any product manufacturing or labeling operations. Private label products are available under the names of Cost Cutters Family Hair Care(R), City Looks Salons International(R) and The Barbers(R) and are designed to be sold by the franchise bearing that particular product's name. The ingredients of the Company's private label products are widely available from a number of suppliers, and thus, the Company is not dependent upon any one supplier. The licensed brands available from the Company include Paul Mitchell(R), Sebastian(R), KMS(R), Back to Basics(R), American Crew(R), and Joico(R). Due to the great diversity of licensed products currently offered to franchisees through the Company, the Company is not dependent upon any one brand, and continually reviews and adds to its licensed brand product lines. The Paul Mitchell brand is the largest selling brand, making up 35% of the Company's beauty product sales volume. Private label products are about 22% of the Company's beauty products sales volume. The franchisees are required to maintain a minimum inventory of private label products. Although the franchisees are not required to purchase any national brand product from the Company, the franchisees may enjoy significant discounts as a result of the Company's purchasing power. In connection with the product distribution aspects of its business, the Company carries $2,000,000 of product liability insurance with an additional $20,000,000 provided as excess coverage.

         The Company has implemented the "Designer Salon Program" for its franchise systems. The purpose of the Designer Salon Program is to encourage franchisees to purchase beauty products through the Company. Each salon that participates in the Designer Salon Program is eligible for additional training, special merchandising kits, and product rebates. The Company also rewards franchisees for their loyalty based on each franchisee's historical purchases of beauty products from the Company in relation to the franchisees retail sales of merchandise. If the franchisee exceeds a minimum goal, the franchisee receives a rebate on purchases which is paid in shares of the Company's Common Stock based on the fair market value of the stock at the fiscal year-end. The Company issued 9,123 shares of Company stock under this program in fiscal 1996, and issued 6,248 shares in fiscal 1997. The Company will issue approximately 7,800 shares in fiscal 1998 based on the franchisees' fiscal 1997 purchases.

         The Company also sells salon equipment and consumer appliances to franchisees. Salon equipment available for purchase from the Company includes everything necessary to equip a franchise store, such as chairs, work stations, shampoo bowls, store displays and point of sale material. In addition to franchise store equipment, the Company provides consumer appliances such as blow dryers, styling combs and curling irons. The consumer appliances are sold to franchisees, who in turn sell them to their retail customers.

         Total revenue from beauty products, salon equipment and consumer appliances was $7,137,000 in fiscal 1995, $8,019,000 in fiscal 1996, and $8,885,000 in fiscal 1997.

         FRANCHISING OVERVIEW. Franchising is a method of distributing goods and services which has experienced rapid growth in recent years. The franchisor typically develops the business concept and operations systems for the franchised business. Franchisees are granted rights to use the franchisor's service marks and must operate their businesses in accordance with the systems, specifications, standards and formats developed by the franchisor. Virtually all types of retail businesses are currently franchised, including clothing, computers and electronics, sporting goods and various specialty retail businesses.

         Pursuant to their franchise agreement with the Company, each franchisee pays an initial fee and ongoing royalty and advertising fees to the Company. These fees vary depending upon the particular franchise and the age of the franchise agreement, but are generally as follows: initial fees for the first franchise location are currently $19,500 for Cost Cutters, City Looks and We Care Hair franchises; initial fees for each additional franchise location are $12,500. Royalty fees are generally four to six percent of gross revenues for Cost Cutters franchises; two to four percent of gross revenues for City Looks franchises; and six to eight percent of gross revenues for We Care Hair franchises. Advertising fees are generally four to six percent of gross revenues for Cost Cutters franchises; three to five percent of gross revenues for City Looks franchises; and four percent of gross revenues for We Care Hair franchises.

         BUSINESS STRATEGY. The Company's business strategy is to develop value-oriented retail salon concepts based on a mix of the value-priced hair care market and the full service, high-fashion hair and body care market and to implement these concepts through a nationwide franchise system that provides comprehensive support services to its franchisees. The key elements of this strategy include:

      NICHE MARKET MERCHANDISING. The Company, promoting Cost Cutters, City Looks, and We Care Hair franchises, reaches three distinct market niches. Cost Cutters provides its customers with high quality services at low, a la carte prices. Cost Cutters customers may choose from numerous services and select one or any combination of them. City Looks provides high-fashion, full service hair and body care and hair and body products as well as personal grooming services such as nail care, manicures, facials, massages, tanning facilities and make-overs to customers who prefer full service hair and body care. We Care Hair provides hair care services, tanning, nail care, and waxing services and targets adults aged 18 to 40.

      FRANCHISE SUPPORT. The Company provides, pursuant to each franchise agreement, initial and ongoing operational training, advertising and marketing services, and financial analysis services to all of its franchises. The Company sells all salon equipment necessary to equip a franchise store as well as supplying franchise stores with retail consumer goods, such as beauty and hair care products and appliances.

      NATIONAL AND LOCAL ADVERTISING. Pursuant to the franchise agreement, each franchisee, depending upon the particular franchise and the age of the franchise agreement, pays up to six percent of their gross sales into an advertising fund managed by the Company. The Company uses a portion of the fund to provide market research, production materials, ad slicks, brochures, radio and television commercials to all franchisees. The balance of the fund is used for advertising and promotion development for franchisees. In addition, each franchisee is also required to spend one percent of its gross sales on local advertising.

      CONVENIENT LOCATIONS. The Company's franchises are typically located in grocery anchored strip shopping centers, regional malls, power shopping centers (shopping centers which include one grocery store and one major softgoods store) and inside of major mass merchandisers. This location strategy insures that each franchise will be easily accessible by a large number of potential customers. In addition, the Company has begun locating salons at product outlet centers or "outlet malls" and will continue to pursue opportunities in those areas.

      EXPANSION TO NEW MARKETS. Although the Company intends to expand and build upon its existing markets in an effort to increase its market share in those areas, the Company is also committed to introducing its franchise concepts into new markets. Expansion may come from the granting of franchises in geographic areas where the Company currently has only a limited number of salons, the continued development of Wal-Mart Supercenter salons, or acquisitions of suitable candidates.

       COMPETITION. The hair care business is highly competitive and fragmented, with limited barriers to entry. The Company's franchised and Company-owned salons compete with traditional, independent hair care salons, regional and national chains, regional and national franchises and various other businesses which offer spa services similar to that of the Company's franchises. The principal bases of competition in the hair care industry are price, convenience, quality and name recognition. The Company believes that it competes favorably in these areas.

         EMPLOYEES. As of September 12, 1998, the Company had 325 employees. The Company employed 96 full-time and 3 part-time employees at its corporate headquarters and 124 full-time and 102 part-time employees at its Company-owned salons. The Company considers its employee relations to be good. None of the Company's employees is covered under a collective bargaining agreement.

         GOVERNMENTAL REGULATIONS. The Company is subject to various federal, state and local laws affecting its business as well as a variety of regulatory provisions relating to zoning of salon sites, sanitation, health and safety of its Company-owned salons. The Company must also satisfy various federal and state franchise laws and regulations. The Company has registered its offering of franchises with the regulatory authorities of those states in which it offers franchises and in which such registration is required. Although the Company believes it is currently in material compliance with existing federal and state laws, there is a trend toward increased government regulation of franchising.

         Twenty states and the Federal Trade Commission impose pre-sale franchise registration or some level of disclosure or filing requirements on franchisors. In addition, a number of states and the District of Columbia have statutes which regulate substantive aspects of the franchisor-franchisee relationship such as termination, nonrenewal, transfer, discrimination and competition.

         Additional legislation is currently pending both at the federal and state levels which could expand pre-sale disclosure requirements, further regulate substantive aspects of the franchise relationship, and impose additional filing requirements on franchisors. The Company cannot predict the effect of future franchise legislation, but does not believe that legislation currently under consideration will have a material adverse impact on its operations.

         FRANCHISE LOCATIONS AND DEVELOPMENT. As of June 25, 1998, there were 812 franchised and Company-owned Cost Cutters and Family Haircut Store locations in operation, 74 franchised and Company-owned City Looks, The Barbers and Hair Performers locations in operation, and 81 franchised We Care Hair locations in operation. Franchised and Company-owned salons operate in diverse locations throughout the United States; in addition, 23 salons operate in France, two salons operate in Russia and one salon operates in Mexico.

         The Company's growth strategy focuses on development from existing franchisees. Existing franchisees opened 61 of the 75 new salons opened during fiscal 1997. The Company signed development agreements with ten new franchisees in fiscal 1997. As of September 2, 1998, the Company has a total of 965 franchised and Company-owned salons.

         TRADEMARKS AND SERVICE MARKS. The Company holds numerous trademarks and service marks registered on the principal register of the United States Patent and Trademark Office and registered in several foreign countries. The Company believes that its trademarks and service marks have significant value and are important to the marketing of its franchises. There are no agreements currently in effect which significantly limit the rights of the Company to use or license the use of its trademarks, service marks, trade names, logotypes or other commercial symbols in any manner material to the Company. The Company has expended considerable resources to protect its franchise identity.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below is certain information concerning the directors and executive officers of the Company, including information provided by them as to their principal occupations for the past five years and, with respect to the directors of the Company, certain other directorships held by them:


NAME                         POSITION WITH COMPANY                                  AGE     DIRECTOR SINCE
----                         ---------------------                                  ---     --------------
Florence F. Francis          Chairman of the Board                                   62          1989
Frederick A. Huggins, Jr.    President, Chief Executive Officer, and Director        63          1988
Connie Boltinghouse          Vice President of National Distribution                 55          ----
John A. Fox                  Vice President of Development                           60          ----
James W. George              Vice President of Franchise Services                    40          ----
J. Brent Hanson              Vice President and Chief Financial Officer              44          ----
Donna R. Hazelton            Vice President of Human Resources                       42          ----
Patricia D. Kessler          Vice President of Franchise Compliance & Corporate      47          ----
                             Secretary
Kathryn L. Waycaster         Vice President of Corporate Salon Operations            46          ----
John W. Francis              Vice President of Credit and Strategy                   31          ----
Marcia J. Bystrom            Director                                                53          1995
David E. Emerson             Director                                                63          1988
Richard H. King              Director                                                73          1986
James L. Reissner            Director                                                58          1991
Susan F. Goldstein           Director                                                40          1995
James R. Fyffe               Director                                                65          1998


         Ms. Francis has been Chairman of the Board of Directors of the Company since April 1994, and previously served as Vice-Chairman of the Board of Directors from August 1993. She has been a director of the Company since January 1989. She is a major shareholder of the Company and has directed public relations and franchisee relations for the Company since February 1988. In addition, Ms. Francis has also been involved in public relations and franchisee relations since the inception of the Company. See "Selling Shareholders" and "Principal and Selling Shareholders."

         Mr. Huggins joined the Company as a member of its Board of Directors in January 1988 and became President and Chief Executive Officer in April 1990. Mr. Huggins has over twenty-five years of franchising experience. He was the Vice President of the Fast Food and Restaurant Division of International Multifoods Corporation from June 1982 to March 1990, and was the President of Mister Donut of America, Inc., a subsidiary of International Multifoods Corporation, from January 1985 to March 1990. Prior to that, Mr. Huggins worked in various franchise-related capacities for Dunkin' Donuts, Inc., Dutch Pantry Restaurants and Pizza Hut, Inc. See "Selling Shareholders" and "Principal and Selling Shareholders."

         Ms. Boltinghouse rejoined the Company to become Vice President of National Distribution in October 1996. Ms. Boltinghouse was previously employed by the Company from 1990 to 1993 in the position of Director of Franchise Operations and Education. From 1993 to 1996, Ms. Boltinghouse was employed by Brookfield Assemblies of God in the position of Executive Pastor of Ministries. Ms. Boltinghouse was employed by Mister Donut of America, a division of International Multifoods Corporation, from 1984 to 1990 in the position of Director of Training School and Product Development.

         Mr. Fox has been Vice President of Development of the Company since January 1993, and was Vice President of Franchise Sales of the Company from December 1991 to January 1993. He was National Sales Manager for the Cost Cutters division of the Company from April 1990 to December 1991. Mr. Fox previously worked as Director of Development for Mister Donut of America from August 1984 to March 1990.

         Mr. George has been Vice President of Franchise Services for the Company since June 1992. He was Vice President of Franchise Services - Cost Cutters from January 1989 to June 1992. He was Vice President of Marketing - Cost Cutters from October 1985 to January 1989. He was Regional Marketing Manager for USA Cafes from June 1984 to September 1985. Mr. George was employed by International Dairy Queen, Inc. as Regional Marketing Manager from July 1982 to May 1984 and as a Store Opening Specialist from March 1981 to June 1982.

         Mr. Hanson has been Vice President and Chief Financial Officer of the Company since January 1989. He was Vice President and Chief Financial Officer of Determan Marketing Corporation from August 1987 until November 1988. Mr. Hanson was employed by the Haagen-Dazs Company, Inc. from January 1985 until August 1987, first as General Accounting Manager, then as Sales and Distribution Accounting Manager. He was employed by The Pillsbury Company from January 1976 until December 1984 in various accounting management positions, the most recent being Warehousing Accounting Manager - US Foods Division.

         Ms. Hazelton has been the Vice President of Human Resources since April 1997. She has held various human resource positions for The Barbers since February 1990, most recently that of the Director of Human Resources.

         Ms. Kessler has been associated with the Company since November 1971. She has been the Vice President of Franchise Compliance since April 1997. She was the Corporate Secretary of the Company from August 1988 to August 1991. Ms. Kessler was Assistant to the President from July 1983 to September 1989, was Franchise Compliance Officer from February 1988 to April 1997, and was reappointed Corporate Secretary in December 1992.

         Ms. Waycaster has been Vice President of Corporate Salon Operations since April 1997. She was Director of Corporate Salons from October 1994 to April 1997. From February 1991 to May 1994 Ms. Waycaster was employed by The Hair Cuttery, Falls Church, Virginia, most recently as the Director of Education.

         Mr. Francis has been Vice President of Strategy and Credit since April 1998. Prior to that time, Mr. Francis held various positions with the Company. He was We Care Hair, Inc. Liaison from January 1997 to April 1998. From October 1995 to January 1997 Mr. Francis served as Marketing Manager for the Company. From April 1994 to October 1995 and from May 1991 to October 1992, Mr. Francis worked as an International Division Representative for the Company. From October 1992 to April 1994, Mr. Francis was a Franchise Sales Representative.

         Ms. Bystrom has been a director of the Company since January 1995. Ms. Bystrom has been an Associate Vice President of Dean Witter Reynolds, Inc. since 1997. From 1985 to 1997 she was an Assistant Vice President of Piper Jaffray, Inc. From 1982 to 1985, she was Owner and Manufacturer's Representative of Bystrom Sales Company. She sits on the Board of Directors of Minnesota Cooperation Office for Job Creation, Inc., Noah's Ark Senior Housing, Inc., Minnesota Special Olympics, and the James J. Hill Library.

         Mr. Emerson became a director of the Company in January 1988. He is currently Director, Graduate Program in Organizational Leadership and has been a Professor of Accounting and Finance at the College of St. Catherine, St. Paul, Minnesota, since 1980. Mr. Emerson is a certified public accountant.

         Mr. King has been a director of the Company since April 1986 and a self-employed business and financial consultant since January 1988. He was the Vice President of Corporate Development for the Company from April 1986 until December 1987. Prior to joining the Company, he was associated with International Multifoods Corporation, Minneapolis, Minnesota, initially as its Controller for approximately two years, and then as its Vice President-Finance for approximately 15 years. Mr. King also acts as an advisor to the Company's 401(k) Plan.

         Mr. Reissner has been a director of the Company since December 1991. He is currently President and Chief Operating Officer of Activar, Inc. Mr. Reissner was the Chief Financial Officer of Activar, Inc. from January 1993 through June 1996. He has also been a director of Toro Credit Company since March 1991; a director of Vermillion State Bank since January 1993; and a director of Intek, Inc. since January 1995. From January 1991 to December 1992 he was a self-employed banking and financial consultant. He was the Managing Director of the Minnesota Region for First Bank Systems from 1985 until December 1990. From 1980 to 1985, he was the Managing Director of the Metro Region for First Bank Systems.

         Ms. Goldstein has been a director of the Company since December 1995. Ms. Goldstein is President of the Joe Francis Haircare Scholarship Foundation. Ms. Goldstein was employed by CC Pittsburgh, Inc., which operated

Cost Cutters franchises, as Operations Manager from March 1995 to March 1996. From 1985 to 1995, Ms. Goldstein was a homemaker. From 1983 to 1985, she was a Sales Representative for Control Data Business Corporation in Chicago, Illinois. From 1980 to 1983, she was a Systems Analyst for the Commodity Marketing Division of Cargill, Inc.

         Mr. Fyffe has been a director of the Company since March 1998. From 1994 to 1997, Mr. Fyffe worked as an independent management consultant. Mr. Fyffe was employed by Thomas Group Inc., a management consulting firm, as an associate management consultant from 1993 to 1994.

FAMILY RELATIONSHIPS

         Florence F. Francis, Chairman of the Board of Directors and major shareholder, is the widow of Joseph Francis, Sr., who was the founder, former Chairman of the Board of Directors and a major Shareholder in the Company.

         Susan F. Goldstein is the daughter of Florence F. Francis, the Chairman of the Board and major shareholder.

         John W. Francis is the son of Florence F. Francis, the Chairman of the Board and major shareholder.


                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth, as of August 28, 1998, the name of the Selling Shareholders, certain relationships between the Selling Shareholders and the Company, certain beneficial ownership information with respect to the Selling Shareholders, and the number and percentage of securities offered hereby that may be sold from time to time by the Selling Shareholders pursuant to this Prospectus. There can be no assurance that the securities offered hereby will be sold.

----------------------------- ------------------- --------------------- -------------------- -------------------------
                                                                                                  Percentage of
                               Shares of Common                          Shares of Common          Common Stock
                                 Stock Owned        Shares of Common        Stock Owned         Owned Beneficially
      Name of Selling            Beneficially        Stock Offered      Beneficially After    Before Offering/After
        Shareholder            Before Offering         Hereby (1)            Offering              Offering (2)
----------------------------- ------------------- --------------------- -------------------- -------------------------
Florence F. Francis,           2,467,392.14 (3)        925,000 (4)       1,542,392.14 (5)        60.5%      37.1% (6)
Chairman of the Board of
Directors

Frederick A. Huggins, Jr.,       229,672 (7)            75,000 (8)         154,672 (9)            5.5%       3.7% (10)
President and Chief
Executive Officer


---------------

(1) The Selling Shareholders have agreed that, with respect to the 1,000,000 Shares offered hereby (other than Shares which may be sold pursuant to the Overallotment Option), Ms. Francis will sell 925,000 shares and Mr. Huggins will sell 75,000 shares. In addition, the Selling Shareholders have agreed that, with respect to the 150,000 Shares which may be sold pursuant to the Overallotment Option, the first 25,000 of such shares will be sold by Mr. Huggins and the remaining 125,000 of such shares will be sold by Ms. Francis.

(2) In calculating percentage ownership, all shares of common stock which each of the Selling Shareholders has the right to acquire within 60 days from the date of this Prospectus upon the exercise of options, warrants, or convertible securities are deemed to be outstanding for the purpose of calculating the percentage of common stock owned by such Selling Shareholder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by the other Selling Shareholder.

(3) Includes 1,528,986 shares individually owned, 208,590 shares held by the Florence F. Francis 1995 Irrevocable Annuity Trust (the "1995 Trust"), 324,469 shares held in Flo Francis' Merrill Lynch IRA Account, 7,418.14 shares held in Flo Francis' 401(k) account (as of June 30, 1998), 126,429 shares held by the Florence F. Francis Credit Trust, 150,000 shares held by the Florence F. Francis 1998 Charitable Remainder Unified Trust, and 121,500 shares issuable upon the exercise of outstanding stock options and warrants which are exercisable within the next 60 days, but does not include 2,272 shares held by the Florence F. Francis Grandchildren Education Trust. The 1995 Trust was created by Ms. Francis for the benefit of Ms. Francis, as grantor, and her children. The trustee of the 1995 Trust has the sole power to dispose of the shares held by the 1995 Trust and to vote such shares. Ms. Francis has the right to receive approximately 25% of the fair market value of the assets of the 1995 Trust annually, which distribution may be made to her either in cash or shares of common stock.

(4) Does not include 125,000 shares purchasable upon exercise of the Overallotment Option.

(5) Assumes no exercise of the Overallotment Option and includes 1,078,455 shares individually owned, 208,590 shares held by the Florence F. Francis 1995 Irrevocable Annuity Trust (the "1995 Trust"), 7,418.14 shares held in Flo Francis' 401(k) account (as of June 30, 1998), 126,429 shares held by the Florence F. Francis Credit Trust, and 121,500 shares issuable upon the exercise of outstanding stock options and warrants which are exercisable within the next 60 days, but does not include 2,272 shares held by the Florence F. Francis Grandchildren Education Trust. If the Overallotment Option is exercised in full, the 125,000 shares to be sold by Ms. Francis will reduce the number of shares individually owned by Ms. Francis to 953,455 shares and the total number of shares of Common Stock beneficially owned by Ms. Francis after the Offering will be 1,417,392.14 shares.

(6) Assumes no exercise of the Overallotment Option. If the Overallotment Option is exercised in full, the percentage of Common Stock beneficially owned by Ms. Francis after the Offering will be 33.9%.

(7) Includes 4,672 shares individually owned and 225,000 shares issuable upon the exercise of outstanding warrants which are exercisable within the next 60 days.

(8) Does not include 25,000 shares purchasable upon exercise of the Overallotment Option.

(9) Assumes no exercise of the Overallotment Option and includes 4,672 share individually owned and 150,000 shares issuable upon the exercise of outstanding warrants which are exercisable within the next 60 days. If the `Overallotment Option is exercised in full, the total number of shares of Common Stock beneficially owned by Mr. Huggins after the Offering will be 129,672 shares.

(10) Assumes no exercise of the Overallotment Option. If the Overallotment Option is exercised in full, the percentage of Common Stock beneficially owned by Mr. Huggins after the Offering will be 3.1%.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     LEASE OF THE COMPANY HEADQUARTERS. The Company leases from the Francis Family Limited Partnership, of which Florence F. Francis, Susan Goldstein and John W. Francis are limited partners, approximately 65,400 square feet for its Company headquarters. This lease expires on October 31, 2002. The rental payments for the Company headquarters were $399,000 in 1995, $426,000 in 1996, and $437,000 in 1997.

     LEASE OF PARKING LOT. The Company uses a parking lot located next to the Company headquarters which is leased by the Francis Family Limited Partnership, of which Florence F. Francis, Susan Goldstein and John W. Francis are limited partners, from Sears Logistical Services, Inc. This lease expires September 30, 2002. The monthly rent for the parking lot is $1,500 which is paid by the Company.

         FRANCHISES OWNED BY AN OFFICER AND DIRECTOR. Florence F. Francis owns 49% equity interest in CC Harrisburg, Inc., a Minnesota corporation. CC Harrisburg, Inc. owns and operates 20 franchised salons.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital stock of the Company consists of 7,500,000 shares of capital stock, $.10 par value per share. As of August 31, 1998, a total of 3,957,802 shares of common stock are issued and outstanding. In addition, the Board of Directors is authorized to divide the shares of the Company's authorized capital stock into classes and series, with such designations, voting rights, and other rights and preferences, and subject to the restrictions, that the Board of Directors of the Company may from time to time establish. As of August 31, 1998, the Board of Directors has not authorized or established any such class or series of capital stock. Such shares of capital stock could be issued to deter or prevent a hostile takeover of the Company even though such a transaction was favored by the holders of a requisite number of then outstanding Common Stock. The Board of Directors has no present intention to authorize or issue any shares of such capital stock to deter or prevent such a transaction and is not currently aware of any attempt to takeover the Company.

COMMON STOCK

         All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor and to share ratably in the net assets of the Company upon liquidation. Holders of common stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the common stock. Upon liquidation or dissolution of the Company, the holder of each outstanding share of common stock will be entitled to share equally in the assets of the Company legally available for distribution to such shareholder after payment of all liabilities and after distributions to holders of preferred stock legally entitled to such distributions.

         Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders. The holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of shareholders. The vote of the holders of a majority of common stock present at such a meeting (together with any preferred stock present and entitled to vote at such meeting) will decide any question brought before such meeting, except when a greater vote is required by law, the Company's Articles of Incorporation, or the Company's Bylaws and except when a vote of any preferred stock issued and outstanding, voting as a separate class, is required by law to approve a question brought before such meeting. The common stock does not have cumulative voting rights in electing directors.

MINNESOTA BUSINESS CORPORATION ACT

         Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding.
Section 302A.671 of the Minnesota Business Corporation Act requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder which purchases ten percent or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

         TRANSFER AGENT

         The transfer agent and registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738 and its telephone number is (651) 450-4000.


                                  UNDERWRITING

         The Company and the Selling Shareholders have entered into an Underwriting Agreement (the "Underwriting Agreement") with Dougherty Summit Securities LLC (the "Underwriter"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Selling Shareholders have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, on a firm commitment basis, 1,000,000 shares of the Company's Common Stock.

         Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase all the Shares offered hereby (which does not include the shares of Common Stock covered by the overallotment option described below), if any of such shares are purchased The Underwriting Agreement provides that the obligations of the Underwriter are subject to the conditions precedent specified therein.

         The Company and the Selling Shareholders have been advised by the Underwriter that the Underwriter initially proposes to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus. After the initial distribution of the Shares offered hereby has been completed, the public offering price, concession and reallowance may be changed by the Underwriter. No such change, however, will change the amount of proceeds to be received by the Selling Shareholders as set forth on the cover page of this Prospectus.

         The Selling Shareholders have granted the Underwriter an option exercisable within 30 days of the date of this Prospectus, to purchase up to an aggregate of 150,000 additional shares of Common Stock at the public offering price per share of Common Stock offered hereby, less underwriting discounts and commissions and the non-accountable expense allowance (the "Overallotment Option"). Such option may be exercised solely for the purpose of covering overallotments, if any, incurred in the sale of the Shares offered hereby.

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriter. It is expected that delivery of the shares of Common Stock will be on or about _________, 1998 at the offices of Dougherty Summit Securities LLC, Minneapolis, Minnesota against payment therefor in immediately available funds.

         In connection with this Offering, the Underwriter may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a market price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed the greater of 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in passive market making and may end passive market making activities at any time.

         In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M. The Underwriter also may create a short position for the account of the Underwriter by selling more Common Stock in connection with the Offering than it is committed to purchase from the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position, up to 150,000 shares of Common Stock by exercising the Overallotment Option. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in connection with the Offering. The Company has also agreed to pay the Underwriter a nonaccountable expense allowance equal to one percent of the gross proceeds of the Offering, no portion of which has been paid to date.

     The foregoing is a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of such agreement which is filed as an exhibit to the Registration Statement. See "Additional Information."


                                  LEGAL MATTERS

         The legality of the Shares will be passed upon for the Company by the firm of Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota. Certain legal matters will be passed upon for the Placement Agent by Dorsey & Whitney LLP, Minneapolis, Minnesota.


                                     EXPERTS

         The consolidated financial statements of the Company at September 25, 1997, September 26, 1996 and September 28, 1995 and for each of the years then ended appearing in this Registration Statement and Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company's Amended and Restated Bylaws, dated January 21, 1993, require the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding to the full extent permitted by Minnesota law. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act or the Company's bylaws and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                          INDEX TO FINANCIAL STATEMENTS



                                    CONTENTS

Audited Consolidated Financial Statements

Report of Independent Auditors...............................................F-2
Consolidated Balance Sheets at September 25, 1997,
  September 26, 1996 and September 28, 1995..................................F-3
Consolidated Statements of Income as of September 25, 1997
  September 26, 1996 and September 28, 1995..................................F-5
Consolidated Statement of Shareholders' Equity as of September 25, 1997
  September 26, 1996 and September 28, 1995..................................F-6
Consolidated Statements of Cash Flows as of September 25, 1997
  September 26, 1996 and September 28, 1995..................................F-7
Notes to Consolidated Financial Statements...................................F-8

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet at June 25, 1998 ......................F-23
Condensed Consolidated Statements of Income for the nine months in the periods ended June 25, 1998 and June 26, 1997 ............................F-24
Condensed Consolidated Statements of Cash Flows for the nine months in the periods ended June 25, 1998 and June 26, 1997 .....................F-25
Notes to Unaudited Condensed Consolidated
  Financial Statements .....................................................F-26

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
The Barbers, Hairstyling for Men & Women, Inc.

We have audited the accompanying consolidated balance sheets of The Barbers, Hairstyling for Men & Women, Inc. at September 25, 1997, September 26, 1996 and September 28, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Barbers, Hairstyling for Men & Women, Inc. at September 25, 1997, September 26, 1996 and September 28, 1995, and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

                                              /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 31, 1997

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                            SEPTEMBER 25,    SEPTEMBER 26,    SEPTEMBER 28,
                                                               1997              1996             1995
                                                         ---------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                $ 2,789,933      $ 1,317,448      $ 2,121,310
   Trade receivables, less allowance for
     doubtful accounts of $450,000 in 1997,
     $315,000 in 1996 and $210,000 in 1995                    2,846,083        2,163,968        1,483,065
   Notes receivable                                             596,635          235,206          113,699
   Inventories held for resale                                1,684,312        1,199,939        1,052,984
   Prepaid expenses                                             120,744           74,372           36,837
   Deferred income taxes                                        360,000          287,000          194,000
                                                         ---------------------------------------------------
Total current assets                                          8,397,707        5,277,933        5,001,895

Notes receivable, less current portion and
   allowance for doubtful notes of $125,000 in
   1997, $100,000 in 1996 and $35,000 in 1995                   621,877          733,924          481,583

Equipment and leasehold improvements,
  at cost:
     Equipment                                                2,044,204        1,918,682        1,602,181
     Leasehold improvements                                     945,150          852,109          903,822
                                                         ---------------------------------------------------
                                                              2,989,354        2,770,791        2,506,003
     Less accumulated depreciation                            2,094,285        1,816,151        1,764,896
                                                         ---------------------------------------------------
Net equipment and leasehold improvements                        895,069          954,640          741,107
Investment in franchise contracts, less
   accumulated amortization of $419,260 in
   1997, $221,805 in 1996 and $159,038
   in 1995                                                    2,321,618          733,419          753,688
Deferred income taxes                                           386,000          338,000          316,000
Other assets                                                    286,271          210,287          287,454
                                                         ---------------------------------------------------
Total assets                                                $12,908,542      $ 8,248,203      $ 7,581,727
                                                         ===================================================

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                                                  SEPTEMBER 25,    SEPTEMBER 26,    SEPTEMBER 28,
                                                      1997             1996              1995
                                               ---------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt and
     capital lease obligations                    $   339,150      $    86,675      $    96,965
   Accounts payable                                   573,088          481,897          838,109
   Deferred franchise fees                             90,000          113,750          212,977
   Committed advertising                              933,502          521,208          751,795

   Accrued compensation and related payroll
     taxes                                            935,653          741,704          635,323
   Other accrued expenses                             296,548          287,011          185,456
   Income taxes payable                               202,934           82,943           42,836
                                               ---------------------------------------------------
Total current liabilities                           3,370,875        2,315,188        2,763,461

Long-term debt and capital lease obligations        2,111,689           56,250          142,924
Deferred franchise fees                               201,000          226,000          269,000
Deferred compensation                                 287,786          204,278          119,022

Commitments and contingencies

Shareholders' equity:
   Common stock, $.10 par value:
     Authorized shares - 7,500,000
     Issued and outstanding shares -
       3,887,928 in 1997, 3,852,411 in 1996
       and 3,808,239 in 1995                          388,793          385,241          380,824
   Additional paid-in capital                         328,059          247,319          149,923
   Retained earnings                                6,220,340        4,813,927        3,756,573
                                               ---------------------------------------------------
Total shareholders' equity                          6,937,192        5,446,487        4,287,320

                                               ---------------------------------------------------
Total liabilities and shareholders' equity        $12,908,542      $ 8,248,203      $ 7,581,727
                                               ===================================================

SEE ACCOMPANYING NOTES.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED
                                                 SEPTEMBER 25,      SEPTEMBER 26,      SEPTEMBER 28,
                                                     1997                1996               1995
                                               -------------------------------------------------------
Revenues:
   Franchise royalties                           $  7,213,735       $  6,034,862       $  5,492,402
   Franchise fees                                     928,018          1,181,239            755,700
   Company-owned salons                             4,610,653          2,939,756          1,364,164
   Beauty products and equipment                    8,885,278          8,018,860          7,137,495
   Other                                              484,116            391,034            166,552
                                               -------------------------------------------------------
Total revenues                                     22,121,800         18,565,751         14,916,313

Costs and expenses:
   Franchise operations:
     Salaries and benefits                          1,976,045          1,781,787          1,497,813
     General and administrative                     1,082,791            943,401            796,875
                                               -------------------------------------------------------
                                                    3,058,836          2,725,188          2,294,688
   Company-owned salons:
     Salaries and benefits                          2,467,173          1,702,949            767,482
     General and administrative                     1,222,045            931,634            459,986
     Cost of products sold                            758,162            490,158            262,085
                                               -------------------------------------------------------
                                                    4,447,380          3,124,741          1,489,553
   Distribution and general administration:
     Salaries and benefits                          3,026,139          2,600,808          2,320,082
     General and administrative                     2,469,561          2,279,944          1,925,269
     Cost of products and equipment sold            6,727,361          6,162,530          5,540,578
                                               -------------------------------------------------------
                                                   12,223,061         11,043,282          9,785,929
                                               -------------------------------------------------------
Operating income                                    2,392,523          1,672,540          1,346,143

Other income (expense):
   Interest  income                                   184,855            134,013            101,084
   Interest expense                                  (151,134)           (39,368)           (32,813)
   Net gain (loss) on disposal of assets               (1,831)            55,169              9,496
                                               -------------------------------------------------------
Income before income taxes                          2,424,413          1,822,354          1,423,910
Income tax expense                                  1,018,000            765,000            584,000
                                               -------------------------------------------------------
Net income                                       $  1,406,413       $  1,057,354       $    839,910
                                               =======================================================

Earnings per share:
   Basic                                                  .36                .28                .22
   Diluted                                                .33                .26                .21
                                               =======================================================

Average shares outstanding:
   Basic                                            3,857,775          3,817,394          3,795,993
   Diluted                                          4,210,409          4,113,201          3,965,157
                                               =======================================================

SEE ACCOMPANYING NOTES.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                   ADDITIONAL
                                                        NUMBER OF       COMMON       PAID-IN       RETAINED
                                                         SHARES         STOCK        CAPITAL       EARNINGS       TOTAL
                                                     -----------------------------------------------------------------------
Balance at September 29, 1994                           3,781,288      $378,129     $  98,721     $2,916,663    $3,393,513
   Net income for 1995                                          -             -             -        839,910       839,910
   Issuance of common stock to outside directors            4,500           450         8,550              -         9,000
   Issuance of common stock to employee                        68             7           128              -           135
   Issuance of common stock under Designer
     Salon Program                                         13,653         1,365        25,941              -        27,306
   Issuance of common stock to participants of the
     401(k) plan                                            8,730           873        16,583              -        17,456
                                                     -----------------------------------------------------------------------
Balance at September 28, 1995                           3,808,239       380,824       149,923      3,756,573     4,287,320
   Net income for 1996                                          -             -             -      1,057,354     1,057,354
   Issuance of common stock to outside directors            3,600           360        11,640              -        12,000
   Issuance of common stock to employees                    4,388           439        15,634              -        16,073
   Issuance of common stock under Designer Salon
     Program                                               13,684         1,368        44,247              -        45,615
   Issuance of common stock under stock option plan        22,500         2,250        25,875              -        28,125
                                                     -----------------------------------------------------------------------
Balance at September 26, 1996                           3,852,411       385,241       247,319      4,813,927     5,446,487
   Net income for 1997                                          -             -             -      1,406,413     1,406,413
   Issuance of common stock to outside directors            4,725           473        18,427              -        18,900
   Issuance of common stock to employees                       45             4           176              -           180
   Issuance of common stock under Designer
     Salon Program                                          9,372           937        39,675              -        40,612
   Issuance of common stock under stock option plan        21,375         2,138        22,462              -        24,600
                                                     -----------------------------------------------------------------------
Balance at September 25, 1997                           3,887,928      $388,793      $328,059     $6,220,340    $6,937,192
                                                     =======================================================================

SEE ACCOMPANYING NOTES.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED
                                                                 SEPTEMBER 25,     SEPTEMBER 26,     SEPTEMBER 28,
                                                                     1997              1996               1995
                                                             ------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                       $ 1,406,413       $ 1,057,354       $   839,910
Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
     Depreciation and amortization                                   531,027           384,158           362,115
     Provision for losses on accounts and notes receivable           217,009           232,578           158,157
     Gain on disposal of assets                                        1,831           (35,883)           (9,496)
     Deferred income taxes                                          (121,000)         (115,000)          (17,000)
     Stock compensation                                               19,080            28,073             9,135
     Stock awarded to franchisees under the Designer Salon
       Program                                                        40,612            45,615            27,306
     Changes in operating assets and liabilities:
       Accounts and notes receivable                                (876,602)       (1,168,529)         (610,361)
       Inventories held for resale                                  (484,373)         (146,955)         (186,246)
       Prepaid expenses                                              (46,372)          (37,535)           (9,389)
       Other assets                                                  (75,984)          (17,833)          (22,030)
       Payables and accrued expenses                                 790,479          (293,607)          541,074
       Deferred franchise fees                                       (48,750)         (142,227)           61,909
       Income taxes payable                                          119,991            40,107           (88,616)
                                                             ------------------------------------------------------
Net cash provided by (used in) operating activities                1,473,361          (169,684)        1,056,468

INVESTING ACTIVITIES
Proceeds from disposal of assets                                     111,994            53,975             7,206
Capital expenditures                                                (387,826)         (576,813)         (361,434)
Investment in franchise contracts                                 (2,057,558)          (42,501)          (54,894)
Payments received on notes receivable from related parties                --                --           397,856
                                                             ------------------------------------------------------
Net cash used in investing activities                             (2,333,390)         (565,339)          (11,266)

FINANCING ACTIVITIES
Principal payments on long-term debt                                (180,411)          (75,000)         (472,325)
Principal payments on capital lease obligations                      (11,675)          (21,964)         (143,003)
Proceeds from issuance of stock options                               24,600            28,125                --
Proceeds from issuance of long-term debt                           2,500,000                --                --
Net issuance of Company stock                                             --                --            17,456
                                                             ------------------------------------------------------
Net cash provided by (used in) financing activities                2,332,514           (68,839)         (597,872)
                                                             ------------------------------------------------------

Net increase (decrease) in cash and cash equivalents               1,472,485          (803,862)          447,330
Cash and cash equivalents at beginning of year                     1,317,448         2,121,310         1,673,980
                                                             ------------------------------------------------------
Cash and cash equivalents at end of year                         $ 2,789,933       $ 1,317,448       $ 2,121,310
                                                             ======================================================

Cash paid during the year for:
   Interest                                                      $   151,134       $    39,368       $    36,725
   Income taxes                                                    1,019,009           839,893           689,148


SEE ACCOMPANYING NOTES.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               September 25, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

The Barbers, Hairstyling for Men & Women, Inc. (the Company) operates and sells franchises to operate Cost Cutters Family Hair Care salons, City Looks salons, Hair Performers salons, Family Haircut Store salons and We Care Hair salons. The Company operates primarily in the United States with a limited number of franchisees in France and Russia.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of The Barbers, Hairstyling for Men & Women, Inc. and its wholly-owned subsidiaries, WCH, Inc., CLS International, Inc., Hair Performers International, Inc. and The Barbers Export, Inc.

The Company uses a 52-53 week reporting period. Under this method, certain years will include 53 weeks of operations as opposed to 52 weeks. The years ended September 25, 1997, September 26, 1996 and September 28, 1995 each include 52 weeks of operations.

BUSINESS SEGMENT INFORMATION

The Company is engaged in principally one business segment: developing, licensing, franchising, and servicing several systems of retail hair salons.

As of September 25, 1997, the Company owned and operated 23 salons and franchised 912 salons.

CASH AND CASH EQUIVALENTS

All investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Cash equivalents are carried at cost which approximates market value.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts and notes receivable.

Accounts receivable are generally unsecured but are personally guaranteed by the respective franchisees. Concentrations of credit risk with respect to these receivables are limited due to the large numbers of customers and their dispersion across many geographic areas. Notes receivable are generally secured by equipment or the existing franchise agreements. (See Notes 2 and 8.)

INVENTORIES

Inventories, principally goods held for resale, are carried at the lower of cost (weighted average) or market.

INVESTMENT IN FRANCHISE CONTRACTS

On January 24, 1997, the Company acquired the franchise contracts of 139 We Care Hair salons in exchange for $2,000,000 in cash plus a contingent earn-out equal to 40% of all initial franchise fees and royalties collected pursuant to certain specified franchise contracts during the six year period ending January 24, 2003. The total purchase price, including acquisition expenses, was allocated to Investment in Franchise Contracts at the acquisition date and is amortized on a straight-line basis over 15 years, which represents the estimated average remaining life at the time of the acquisition of the franchise contracts assumed. Under the terms of the contract, the Company may deduct the purchase price of specific franchise contracts from future payments if the salons close within one year of the acquisition date. As of September 25, 1997, seven salons with a value of $271,904 had closed.

During 1993, the Company acquired the franchise contract rights of 22 Family Haircut Store salons in exchange for $120,000 cash and a note payable of $479,214. The total investment balance of $599,214 is amortized on a straight-line basis over 15 years, which represents the estimated average remaining life at the time of acquisition of the franchise agreements assumed.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

During 1992, the Company acquired the franchise contract rights of certain Hair Performers salons in exchange for conditional future payments based upon royalties collected by the Company. All payments to the seller ceased as of April 1, 1997. An investment in franchise contracts of $350,751 was recorded based upon the amount of actual payments to the seller. The investment balance is amortized on a straight-line basis over 15 years.

The investment balance in franchise contract rights is individually allocated to specific contracts. On a monthly basis, individual valuations are reviewed and at any time the value of a contract is deemed permanently impaired, a write-down is recorded to the extent the contract value exceeds the future revenues expected to be realized related to the contract.

DEPRECIATION

Equipment and leasehold improvements are stated at cost. Depreciation of equipment is provided on the straight-line method over estimated useful lives of 3 to 7 years. Leasehold improvements are being depreciated over the related lease terms or estimated useful life, whichever is shorter.

REVENUE RECOGNITION OF FRANCHISE, DEVELOPMENT AND ROYALTY FEES

All fees from franchised operations are included in revenue as earned. The Company enters into area development agreements with franchisees which require fees based upon the number of salons to be opened within the specified development area. Development and initial franchise fees are earned when the related salon opens, with the development fees being recognized ratably as the salons within the development area open. Development and initial franchise fees paid prior to salon openings are recorded as deferred franchise fees. Royalty fees are based on the franchised salons' revenues and are recorded by the Company in the period the related franchised salons' revenues are earned.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109. Accordingly, deferred tax assets and liabilities are recorded based on the "temporary differences" between the assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

COMMITTED ADVERTISING

Committed advertising represents unexpended amounts received from franchisees to finance national and regional advertising programs.

STOCK-BASED COMPENSATION

The Company applies APB 25, "Accounting for Stock Issued to Employees" in accounting for stock options and presents in Note 5 pro forma net earnings as if the accounting prescribed by SFAS 123 "Accounting for Stock-Based Compensation" had been applied.

EARNINGS PER SHARE

Net income per common share is based on the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include dilutive stock options and warrants using the treasury stock method. All share and per share amounts have been adjusted to reflect the 3-for-2 stock splits that were approved by the Board of Directors on September 19, 1996 and April 17, 1998.

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. Statement No. 128 replaced the previously reported primary and fully diluted earnings per share. Unlike preliminary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table sets forth the computation of basic and diluted earnings per share:

                                                                     YEAR ENDED
                                                    SEPTEMBER 25,   SEPTEMBER 26,     SEPTEMBER 28,
                                                        1997            1996              1995
                                                  --------------------------------------------------
Numerator:
  Net income                                          $1,406,413      $1,057,354       $  839,910
                                                  ==================================================

Denominator:
  Denominator for basic earnings per share -
    weighted average shares                           $3,857,775      $3,817,394       $3,795,993
  Effect of dilutive stock options and warrants          352,634         295,807          169,164
                                                  --------------------------------------------------
Denominator for diluted earnings per share -
  adjusted weighted average shares                    $4,210,409      $4,113,201       $3,965,157
                                                  ==================================================

Basic earnings per share                                 $.36            $.28             $.22
                                                  ==================================================

Diluted earnings per share                               $.33            $.26             $.21
                                                  ==================================================

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company will record impairment loss
es of long-lived assets used in
operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

2. NOTES RECEIVABLE

Notes receivable consist of the following:

                                                                  1997             1996            1995
                                                            -----------------------------------------------
   10% franchise development notes, secured by franchise
     development licenses, due upon salon opening              $     7,500     $    17,000     $   19,000

   8% to 15% notes, due in varying monthly installments,
     secured by salon equipment, leasehold improvements
     and inventory                                               1,028,836         556,621        462,978

   Non-interest bearing notes, due in varying monthly
     installments, secured by salon equipment, leasehold
     improvements and inventory                                     71,220               -              -

   8.5% to 14% notes, unsecured                                    230,550         480,823        146,750

   Unsecured, non-interest bearing note                                  -          12,500              -

   Accrued interest                                                  5,406           2,186          1,554
                                                            -----------------------------------------------
                                                                 1,343,512       1,069,130        630,282
   Less allowance for doubtful notes                               125,000         100,000         35,000
                                                            -----------------------------------------------
                                                                 1,218,512         969,130        595,282
   Less current portion                                            596,635         235,206        113,699
                                                            -----------------------------------------------
                                                               $   621,877     $   733,924     $  481,583
                                                            ===============================================

3. LINE OF CREDIT

The Company has a credit agreement which provides for a maximum line of credit of $1.5 million. The line bears interest at the prime lending rate (8.50% at September 25, 1997), expires June 30, 1998, is secured by accounts receivable, inventories, general intangibles, and property and equipment and requires the Company to maintain certain financial ratios. There are no compensating balance requirements for this credit facility. As of September 25, 1997, there were no outstanding borrowings under this line of credit.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

4. LONG-TERM DEBT

Long-term debt consists of the following:

                                                           1997            1996            1995
                                                     -----------------------------------------------
   Note payable, due in monthly installments of
     $23,997, plus interest at 8.82%, with
     remaining balance due in January 2004,
     secured by all assets of the Company               $1,394,589     $         -      $        -

   Note payable, due in monthly installments of
     $13,888, plus interest at prime, with
     remaining balance due in January 2004,
     secured by all assets of the Company                1,000,000               -               -

   Note payable due in monthly installments of
     $6,250, plus interest at prime, with
     the remaining balance due in June 1998,
     secured by all personal property assets                56,250         131,250         206,250

   Obligations under capitalized leases (NOTE 9)                 -          11,675          33,639
                                                     -----------------------------------------------
                                                         2,450,839         142,925         239,889
   Less current maturities                                 339,150          86,675          96,965
                                                     -----------------------------------------------
                                                        $2,111,689     $    56,250      $  142,924
                                                     ===============================================

Approximate maturities of long-term debt are as follows:

   1998                                                               $339,150
   1999                                                                354,232
   2000                                                                371,462
   2001                                                                390,274
   2002                                                                410,814
   Thereafter                                                          584,907

The carrying amount of the Company's debt instruments in the balance sheet at September 25, 1997 approximates fair value.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

5. STOCK OPTIONS AND WARRANTS

The Company's 1991 Stock Option Plan has reserved 675,000 shares of common stock for key employees and 250,000 shares of common stock for non-employee directors. The Plan requires the option price to be the average of the bid and ask prices of the common stock on the date of grant. The employee options vest and become exercisable at the rate of 25% on each anniversary from the date of grant. Non-employee directors' options vest and become exercisable on the six month anniversary of the date of grant. The options expire ten years from date of grant.

The Company continues to account for employee stock-based compensation under APB
25. Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined based on the fair value at the date of grant for awards in fiscal 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share for the fiscal years shown below would have been reported as follows:

                                                     1997            1996
                                                -----------------------------

   Net earnings - as reported                     $1,406,000     $1,057,000
   Net earnings - pro forma                        1,370,000      1,037,000
   Earnings per share - as reported                  $.33           $.26
   Earnings per share - pro forma                     .32            .25

The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     1997            1996
                                                -----------------------------

   Expected dividend yield                           0%                0%
   Expected stock price volatility                   31%              29%
   Risk-free interest rate                          6.0%              6.0%
   Expected life of options                       5.0 YEARS        5.0 years

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

5. STOCK OPTIONS AND WARRANTS (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average fair value for options granted during fiscal 1997 and fiscal 1996 is $1.81 and $1.30 per share, respectively.

As of September 25, 1997 there were 153,000 options outstanding with exercise prices between $1.05 and $1.31, 130,500 options outstanding with exercise prices between $1.33 and $2.17 and 112,500 options outstanding with exercise prices between $3.50 and $5.17. At September 25, 1997 outstanding options had a weighted-average remaining contractual life of 7 years.

The number of options exercisable at September 25, 1997 and September 26, 1996 were 289,125 and 254,250, respectively, at weighted average exercise prices of $1.85 and $1.51 per share, respectively.

Stock option activity is summarized as follows:

                                                         OPTIONS OUTSTANDING
                                                    ----------------------------
                                       OPTIONS                       WEIGHTED
                                      AVAILABLE                   AVERAGE PRICE
                                      FOR GRANT       NUMBER        PER SHARE
                                   ---------------------------------------------

   Balance September 29, 1994          675,000        225,000         $1.17
     Granted                          (108,000)       108,000          2.03
                                   ----------------------------
   Balance September 28, 1995          567,000        333,000          1.45
     Granted                           (45,000)        45,000          3.50
     Exercised                               -        (22,500)         1.25
                                   ----------------------------
   Balance September 26, 1996          522,000        355,500          1.72
     Granted                           (67,500)        67,500          4.71
     Exercised                               -        (21,375)         1.08
     Canceled                            5,625         (5,625)         1.33
                                   ----------------------------
   Balance September 25, 1997          460,125        396,000         $2.27
                                   ============================

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

5. STOCK OPTIONS AND WARRANTS (CONTINUED)

In July 1991, the Company granted warrants to the President to purchase 112,500 shares of the Company's common stock at an exercise price of $1.05 per share. On October 13, 1994, the Company granted warrants to the Chairman and President to purchase 112,500 shares, respectively, of the Company's common stock at an exercise price of $1.78 per share. The warrants would expire one year after termination of employment with the Company. 247,500 warrants were exercisable at September 25, 1997.

The Company issued 4,725, 3,600 and 4,500 shares of stock to outside directors as part of their compensation plan in 1997, 1996 and 1995, respectively.

6. INCOME TAXES

Income tax expense is summarized as follows:

                                                    1997           1996            1995
                                              ----------------------------------------------
   Current                                       $1,139,000       $880,000       $601,000
   Deferred                                        (121,000)      (115,000)       (17,000)
                                              ----------------------------------------------
                                                 $1,018,000       $765,000       $584,000
                                              ==============================================

The Company's provision for income taxes differs from the federal rate of 34% for the following reasons:

                                                    1997           1996            1995
                                              ----------------------------------------------
   Federal income tax at statutory rate          $  824,000       $620,000       $484,000
   State income tax, net                            145,000        107,000         81,000
   Expenses not deductible for tax purposes          49,000         38,000         19,000
                                              ----------------------------------------------
                                                 $1,018,000       $765,000       $584,000
                                              ==============================================

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

6. INCOME TAXES (CONTINUED)

Components of deferred tax assets and liabilities are:

                                               1997              1996             1995
                                          -------------------------------------------------
   Deferred tax assets:
     Deferred franchise deposits            $  99,000         $ 116,000        $ 164,000
     Bad debt reserves                        195,000           141,000           83,000
     Depreciation                             109,000            86,000           84,000
     Inventory capitalization adjustment       44,000            35,000           37,000
     Payroll related                          202,000           163,000           87,000
     Other reserves                            97,000            89,000           55,000
   Deferred tax liabilities:
     Installment sales gains                        -            (5,000)               -
                                          -------------------------------------------------
   Net deferred tax assets                  $ 746,000         $ 625,000        $ 510,000
                                          =================================================

7. DEFERRED COMPENSATION

The Company has entered into employment agreements with the Chairman of the Board and President which include deferred compensation equal to 10% of their base salaries. Additionally, certain key executives may voluntarily elect to defer up to $25,000 of their annual compensation.

8. TRANSACTIONS WITH RELATED PARTIES

The Company leases space for its headquarters from its Chairman, the majority shareholder. Rental payments, including real estate taxes and insurance, were $437,000, $426,000 and $399,000 in 1997, 1996 and 1995, respectively.

The Company recognized revenue from franchises owned by the majority shareholder as follows:

                                               1997              1996              1995
                                          -------------------------------------------------
   Product sales                            $ 187,000         $ 210,000        $ 272,000
   Equipment sales                             45,000            25,000           77,000
   Royalty fees                               126,000           168,000          240,000
   Franchise fees                              25,000             3,000           26,000
                                          -------------------------------------------------

 $ 383,000         $ 406,000        $ 615,000
                                          =================================================

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

8. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Trade receivables for 1997, 1996 and 1995 include approximately $106,000, $48,000 and $120,000, respectively, from franchises owned by the majority shareholder.

The majority shareholder continues to be a minority investor in a company which operates 20 franchised salons.

9. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company conducts its operations in leased facilities. The initial lease periods are generally five to ten years. Some of the lease agreements contain renewal options for additional periods up to five years. The Company also has entered into operating leases for equipment over various periods. Minimum annual commitments under these operating leases are approximately as follows:

                                                 COMPANY
                            COMPANY-OWNED      HEADQUARTERS
                               SALONS          (SEE NOTE 8)       EQUIPMENT
                         ----------------------------------------------------
   Years ending:
     1998                    $  629,529           $24,859         $292,162
     1999                       634,859                 -          216,880
     2000                       579,708                 -          108,108
     2001                       341,931                 -           50,218
     2002                       122,465                 -                -
     Thereafter                 166,656                 -                -
                         ----------------------------------------------------
                             $2,475,148           $24,859         $667,368
                         ====================================================

Certain of the salon leases provide for payment of additional rentals based on a percentage of sales over a fixed amount and for the payment of taxes, insurance and other charges.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Total rent expense is as follows:

                                 MINIMUM
                                 RENTALS           LESS
                                AND OTHER        SUBLEASE         TOTAL
                                 CHARGES          RENTALS        EXPENSE
                             ---------------------------------------------

   1997                        $1,074,059       $(109,271)      $964,788
   1996                           881,525        (111,901)       769,624
   1995                           615,550        (108,751)       506,799

The Company also is the primary obligor on leases for the salons operated by certain franchisees. The Company subleases the space to the franchisees, and generally the franchisees personally guarantee the subleases. On 90% of these subleases, the Company receives an upcharge from the franchisee over and above the amount of rent paid to the landlord. The Company incurred losses due to defaults on subleases of approximately $59,000, $24,000 and $0 during 1997, 1996 and 1995, respectively. The Company's remaining commitments, should the franchisees fail to make the scheduled rental payments, are approximately as follows:

   Years ending:
     1998                                        $ 5,083,357
     1999                                          3,902,617
     2000                                          3,125,074
     2001                                          1,897,428
     2002                                            825,147
     Thereafter                                      309,891
                                               ---------------
                                                 $15,143,514
                                               ===============

Included above is approximately $535,112 of leases held by the majority shareholder and guaranteed by the Company. These leases were originally guaranteed by the Company for Company-owned salons which were sold to the majority shareholder in 1986. Generally, as renewals of leases occur, the guarantees are withdrawn.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

RENTAL INCOME

The Company is subleasing office space to another party through December 2000. As a result, the Company earned rental income of approximately $109,000, $101,000 and $84,000 during 1997, 1996 and 1995, respectively.

LEGAL PROCEEDINGS

The Company is engaged in certain legal proceedings and claims arising in the ordinary course of its business. The ultimate liabilities, if any, which may result from these or other pending or threatened legal actions against the Company cannot be determined at this time. However, it is the opinion of management that facts known at the present time do not indicate that there is a probability that such litigation will have a material effect on the financial position of the Company.

10. 401(k) PROFIT SHARING PLAN

During fiscal 1991, the Company established The Barbers, Hairstyling for Men & Women, Inc. 401(k) Plan (the Plan), a profit sharing plan. All employees who meet certain eligibility requirements may join the Plan. Plan participants elect to have a percentage of their salary contributed to the Plan. The Company makes a matching contribution to the Plan of 100% of the first one percent and 25% of the next four percent of salary contributed by employees. In addition, the Company may elect to make a discretionary contribution to the Plan. The Company's contributions vest based on the employee's length of service with the Company and are 100% vested after three years of service if hired before March 1, 1996 and 100% vested after five years of service if hired on or after March 1, 1996. In 1997, 1996 and 1995, the Company made matching contributions of $66,205, $51,057 and $42,982, respectively, and no discretionary contributions.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                   FIRST         SECOND          THIRD          FOURTH            TOTAL
                                  QUARTER        QUARTER        QUARTER         QUARTER           YEAR
                               ---------------------------------------------------------------------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1995
Revenue                           $3,407          $3,792         $3,826          $3,891          $14,916
Operating income                     227             274            408             437            1,346
Net income                           142             181            248             269              840

Net income per share                .03             .05            .06             .07              .21


                                   FIRST         SECOND          THIRD          FOURTH            TOTAL
                                  QUARTER        QUARTER        QUARTER         QUARTER           YEAR
                               ---------------------------------------------------------------------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1996
Revenue                           $4,488          $4,363         $4,913          $4,802          $18,566
Operating income                     295             382            478             517            1,672
Net income                           204             234            286             333            1,057

Net income per share                $.05            $.06           $.07            $.08            $.39

FISCAL YEAR 1997
Revenue                           $4,843          $5,584         $5,598          $6,097          $22,122
Operating income                     353             567            609             864            2,393
Net income                           219             331            340             516            1,406

Net income per share                $.05            $.08           $.08            $.12            $.33


                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                             June 25,      September 25,
                                                               1998            1997
                                                          -------------    ------------
ASSETS                                                      (Unaudited)        (Note 1)
Current assets:
  Cash                                                     $  2,903,893    $  2,789,933
  Trade receivable, less allowance for doubtful
    accounts of $600,000 in June 1998 and
    $450,000 in September 1997                                3,194,580       2,846,083
  Notes receivable                                              615,704         596,635
  Inventories held for resale                                 2,010,049       1,684,312
  Prepaid expenses                                               87,687         120,744
  Deferred income taxes                                         360,000         360,000
                                                           ------------    ------------
Total current assets                                          9,171,913       8,397,707

Notes receivable, less current portion and allowance for
     doubtful notes of $135,000 in June 1998 and
     $125,000 in September 1997                                 276,901         621,877
Property, equipment and leasehold improvements, at cost:
  Equipment                                                   2,698,583       2,044,204
  Leasehold improvements                                        945,150         945,150
                                                           ------------    ------------
                                                              3,643,733       2,989,354
  Less accumulated depreciation                               2,283,828       2,094,285
                                                           ------------    ------------
Net property, equipment and leasehold improvements            1,359,905         895,069

Investment in franchise contracts, less accumulated
     amortization of $535,142 in June 1998 and
     $419,260 in September 1997                               2,463,441       2,321,618
Deferred income taxes                                           386,000         386,000
Other assets                                                    343,731         286,271
                                                           ------------    ------------

Total assets                                               $ 14,001,891    $ 12,908,542
                                                           ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capital
     lease obligations                                     $    350,156    $    339,150
  Accounts payable                                              280,923         573,088
  Deferred franchise fees                                        85,000          90,000
  Committed advertising                                       1,073,267         933,502
  Accrued compensation and related payroll taxes                994,245         935,653
  Other accrued expenses                                        583,982         296,548
  Income taxes payable                                          (24,283)        202,934
                                                           ------------    ------------
Total current liabilities                                     3,343,290       3,370,875

Long term debt and capital lease obligations                  1,849,023       2,111,689
Deferred franchise fees                                         267,000         201,000
Deferred compensation                                           343,279         287,786

Shareholders' equity:
  Common stock                                                  394,530         259,195
  Additional paid in capital                                    390,082         457,657
  Retained earnings                                           7,414,687       6,220,340
                                                           ------------    ------------
Total shareholder's equity                                    8,199,299       6,937,192
                                                           ------------    ------------

Total liabilities and shareholders' equity                 $ 14,001,891    $ 12,908,542
                                                           ============    ============

Note 1: The balance sheet at September 25, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain fiscal 1997 items have been reclassified to conform with the fiscal 1998 presentation.

See notes to condensed consolidated financial statements.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                               THIRD QUARTER F1998
                                   (UNAUDITED)


                                                Nine Months Ended
                                             June 25,       June 26,
                                               1998           1997
                                           ------------   -------------
REVENUES
   Franchise Royalties                     $  6,157,388    $  5,175,194
   Franchise Fees                               677,126         647,068
   Company-Owned Salons                       4,366,445       3,325,719
   Beauty Products & Equipment                7,674,415       6,461,455
   Other                                        508,107         416,030
                                           ------------    ------------
   Total Revenues                            19,383,481      16,025,466

COSTS & EXPENSES
   Franchise Operations
     Salaries & Benefits                      1,656,550       1,464,034
     General & Administrative                   856,833         797,015
                                           ------------    ------------
   Total                                      2,513,383       2,261,049
                                           ------------    ------------

   Company-Owned Salons
     Salaries & Benefits                      2,328,383       1,803,862
     General & Administrative                 1,110,003         907,701
     Cost of Products & Services                782,481         498,752
                                           ------------    ------------
   Total                                      4,220,867       3,210,315
                                           ------------    ------------

   Distribution & General Administration
     Salaries & Benefits                      2,546,859       2,185,036
     General & Administrative                 2,214,735       1,928,564
     Cost of Products & Equipment             5,937,042       4,911,714
                                           ------------    ------------
   Total                                     10,698,636       9,025,314
                                           ------------    ------------


OPERATING INCOME                              1,950,595       1,528,788

OTHER INCOME (EXPENSE)
   Interest Income                              156,557         103,063
   Interest Expense                            (156,107)        (95,577)
   Net Gain on Disposal of Assets               108,302          (3,105)
                                           ------------    ------------

INCOME BEFORE INCOME TAXES                    2,059,347       1,533,169

INCOME TAX EXPENSE                              865,000         643,000
                                           ------------    ------------

NET INCOME                                 $  1,194,347    $    890,169
                                           ============    ============

AVERAGE SHARES OUTSTANDING                    3,915,323       3,857,775
                                           ============    ============

BASIC EARNINGS PER SHARE                   $       0.31    $       0.23
                                           ============    ============

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING               4,337,293       4,216,875
                                           ============    ============

DILUTED EARNINGS PER SHARE                 $       0.28    $       0.21
                                           ============    ============


See notes to condensed consolidated financial statements.

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                               Nine Months Ended
                                                            June 25,        June 26,
                                                              1998           1997
                                                          -----------    ------------
OPERATING ACTIVITIES
Net income                                                $ 1,194,347    $   890,169
Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
  Depreciation and amortization                               361,795        367,483
  Provision for losses on accounts and notes receivable       242,594        191,286
  (Gain)/Loss on sales of property and equipment             (108,302)         3,105
  Stock compensation                                           20,640         19,080
  Changes in operating assets and liabilities:
    Decrease (increase) in:
      Accounts and notes receivable                          (265,184)    (1,119,806)
      Inventories held for resale                            (325,737)      (217,639)
      Prepaid expenses                                         33,057         (1,797)
      Other assets                                            (57,460)       (42,425)
   (Decrease) increase in:
      Payables and accrued expenses                           249,119        619,655
      Deferred franchise fees                                  61,000         (6,000)
      Income taxes payable                                   (227,217)      (100,407)
                                                          -----------    -----------
Net cash provided by operating activities                   1,178,652        602,704

INVESTING ACTIVITIES
Proceeds from sale of property and equipment                  192,600        111,786
Capital expenditures                                         (780,848)      (283,329)
Investment in franchise contracts                            (271,904)    (2,057,558)
                                                          -----------    -----------
Net cash used in investing activities                        (860,152)    (2,229,101)

FINANCING ACTIVITIES
Additions to long-term debt                                      --        2,500,000
Principal payments on long-term debt                         (251,660)      (121,700)
Principal payments on capital lease obligations                  --          (11,675)
Proceeds from exercise of stock options                        47,120         12,750
                                                          -----------    -----------
Net cash provided by (used in) financing activities          (204,540)     2,379,375
                                                          -----------    -----------

Net increase (decrease) in cash and cash equivalents          113,960        752,978

Cash and cash equivalents at beginning of period            2,789,933      1,317,448
                                                          -----------    -----------

Cash and cash equivalents at end of period                $ 2,903,893    $ 2,070,426
                                                          ===========    ===========


CASH PAID DURING PERIOD FOR:
  Interest                                                $   156,107    $    95,577
  Taxes                                                   $ 1,092,217    $   743,407


See notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and
Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of results have been included. Operating results for the three months ended June 25, 1998, are not necessarily indicative of the results that may be expected for the year ended September 24, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the fiscal year ended September 25, 1997.

NOTE B - EARNINGS PER SHARE

         In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. Statement 128 replaced the previously reported primary and fully diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to the Statement 128 requirements.

         The following table sets forth the computation of basic and diluted earnings per share:

                                                Nine months ended
                                                -----------------
                                              June 25,     June 26,
                                                1998        1997
                                             ----------   ----------
Numerator:
     Net Income                              $1,194,347   $  890,169
                                             ==========   ==========

Denominator:
     Denominator for basic earnings
     per share - weighted average
     shares                                   3,915,323    3,857,775

     Effect of dilutive stock options and
     warrants                                   421,970      359,100
                                             ----------   ----------

     Denominator for diluted earnings
     per share - adjusted weighted
     average shares                           4,337,293    4,216,875
                                             ==========   ==========

     Basic earnings per share                $     0.31   $     0.23
                                             ==========   ==========

     Diluted earnings per share              $     0.28   $     0.21
                                             ==========   ==========

=========================================  =====================================

         No dealer, sales repre1entative
or any other person has been authorized
to give any information or to make any
representations other than those                       1,000,000 SHARES
contained in this Prospectus in
connection with the offer made by this
Prospectus and, if given or made, such                   [INSERT LOGO]
information or representations must not
be relied upon as having been authorized
by the Company or any of the
Underwriter. This Prospectus does not                    THE BARBERS,
constitute an offer to sell, or the                 HAIRSTYLING FOR MEN &
solicitation of any offer to buy, any                    WOMEN, INC.
security other than the securities
offered by this Prospectus, nor does it
constitute an offer to sell or a                         COMMON STOCK
solicitation of any offer to buy the
securities offered hereby by anyone in
any jurisdiction in which such offer or
solicitation is not authorized, or in
which the person making such offer or                    ------------
solicitation is not qualified to do so,
or to any person to whom it is unlawful                   PROSPECTUS
to make such offer or solicitation.
Neither the delivery of this Prospectus                  ------------
nor any sale made hereunder shall, under
any circumstances, create any
implication that information contained
herein is correct as of any time
subsequent to the date hereof.                  DOUGHERTY SUMMIT SECURITIES LLC

             TABLE OF CONTENTS
                                     Page
                                     ----
Available Information..................  4
Incorporation of Certain Documents by
   Reference...........................  5
Special Note Regarding Forward-Looking
   Statements..........................  6
Prospectus Summary.....................  7
Risk Factors...........................  9
Selling Shareholders................... 12            SEPTEMBER ___, 1998
Use of Proceeds........................ 13
Price Range of Common Stock............ 13
Selected Financial Data................ 14
Management's Discussion and Analysis or
   Plan of Operation................... 15
Business............................... 21
Management............................. 26
Principal and Selling Shareholders..... 28
Certain Relationships and Related
   Transactions........................ 29
Description of Capital Stock........... 29
Underwriting........................... 30
Legal Matters.......................... 31
Experts................................ 31
Indemnification........................ 32
Index to Financial Statements..........F-1

=========================================  =====================================

=========================================  =====================================

                                     PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of the Company and the Selling Shareholders in connection with the offer and sale of the Shares being registered pursuant to this Form S-3 Registration Statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee. Unless otherwise indicated, all of such expenses will be paid by the Company.


            Securities and Exchange Commission fee      $2,629.19
            Accounting fees and expenses                $________
            Legal fees and expenses                     $________
            Printing, Mailing                           $5,000.00
            Miscellaneous                               $________

                     TOTAL                              $________

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         LIMITATION OF LIABILITY AND INDEMNIFICATION. The Company's Articles of Incorporation, as amended, limit the liability of directors in their capacity as directors of the Company and officers to the full extent permitted by Minnesota law. They provide that a director will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of the provision in the Company's Articles of Incorporation, as amended. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

         The Company's Amended and Restated Bylaws, dated January 21, 1993, require the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding to the full extent permitted by Minnesota law. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act or the Company's bylaws and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification.

ITEM 16. EXHIBITS

Exhibit
Number          Description

1.1             Underwriting Agreement**
3.1             Articles of Incorporation, dated September 30, 1968 (1)
3.2             Amended and Restated By-laws, dated January 21, 1993 (1)
4.1             Specimen of Common Stock (1)

5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, as to the validity of the securities being registered hereby*
23.1            Consent of Independent Auditors*
23.2 Consent of Gray, Plant, Mooty, Mooty & Bennett (included in the opinion filed as exhibit 5.1)
24.1            Power of Attorney (included on signature page)

------------------
*        Filed herewith.
**       To be filed by amendment
(1) Incorporated by reference to the registrant's registration statement on Form 10-SB dated June 28, 1994.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:
         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 15th day of September, 1998.


                                   THE BARBERS, HAIRSTYLING FOR
                                   MEN & WOMEN, INC.


                                   By /s/ Frederick A. Huggins, Jr.
                                   ----------------------------------------
                                   Frederick A. Huggins, Jr.
                                   President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederick A. Huggins, Jr. and J. Brent Hanson and each of them signing singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on September 15, 1998.


Signature                        Title
---------                        -----


/s/ Florence F. Francis          Chairman of the Board
-----------------------
Florence F. Francis



/s/ Frederick A. Huggins, Jr.    President, Chief Executive Officer and a
-----------------------------    Director
Frederick A. Huggins, Jr.



/s/ J. Brent Hanson              Chief Financial Officer and Chief Accounting
-------------------              Officer
J. Brent Hanson



/s/ Marcia J. Bystrom            Director
---------------------
Marcia J. Bystrom



/s/ David E. Emerson             Director
--------------------
David E. Emerson



/s/ Susan F. Goldstein           Director
----------------------
Susan F. Goldstein



/s/ Richard H. King              Director
------------------
Richard H. King



/s/ James L. Reissner            Director
---------------------
James L. Reissner



/s/ James R. Fyffe               Director
------------------
James R. Fyffe

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
                         FORM S-3 REGISTRATION STATEMENT
                                INDEX TO EXHIBITS

Exhibit
Number         Description



1.1            Underwriting Agreement**

3.1            Articles of Incorporation, dated September 30, 1968 (1)

3.2            Amended and Restated By-laws, dated January 21, 1993 (1)

4.1            Specimen of Common Stock (1)

5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, as to the validity of the securities being registered hereby*

23.1           Consent of Independent Auditors*

23.2 Consent of Gray, Plant, Mooty, Mooty & Bennett (included in the opinion filed as exhibit 5.1)

24.1           Power of Attorney (included on signature page)

______________

*     Filed herewith.
**    To be filed by amendment
(1) Incorporated by reference to the registrant's registration statement on Form 10-SB dated June 28, 1994.